UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☒ **Form C/A: Amendment to Offering Statement**
☒ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Fundamental Brands Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: Texas

Date of organization: May 19, 2025

Physical address of issuer: 124 N. Swinton Ave, Delray Beach, Florida 33444

Website of issuer: www.fundamental-brands.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DealMaker Securities LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $2,000 monthly fee for account management and software access payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A.

Type of security to be offered: Units

Target number of securities: 20

Price (or other method for determining price): $500.00

Target offering amount: $10,000.00

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata ☐ First come, first served ☒ Other
Description: At Company's discretion
Maximum offering amount: $5,000,000.00
Deadline to reach the target offering amount: December 20, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	$2,857,050	Prior fiscal year-end:	$300,000
Cash & Cash Equivalents:	Most recent fiscal year-end:	$131,554	Prior fiscal year-end:	$300,000
Accounts Receivable:	Most recent fiscal year-end:	$15,614	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$1,276,181	Prior fiscal year-end:	$250,000
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	$259,737	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	$50,688	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	($841,392)	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Wyoming**	**DE**	X	**North Carolina**	**NC**	X	**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**	X	**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**	X	**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**	X	**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**	X	**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**	X	**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**	X	**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**	X	**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**		**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**		**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**		**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**		**Canada (Federal Level)**	**Z4**
X	**Texas**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fundamental Brands Inc.
(Issuer)

/s/ Mark Hauman , Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Hauman
(Signature)

Principal Executive Officer
(Title)

May 7, 2026
(Date)

/s/ Scott Metheny
(Signature)

Principal Financial and Principal Accounting Officer
(Title)

May 7, 2026
(Date)

/s/ Sam Genovese
(Signature)

Director
(Title)

May 7, 2026
(Date)

/s/ Jack Takacs
(Signature)

Director
(Title)

May 7, 2026
(Date)

/s/ Edward Klayman
(Signature)

Director
(Title)

May 7, 2026
(Date)

Exhibit A

EXHIBIT A TO FORM C – OFFERING STATEMENT

FUNDAMENTAL BRANDS INC.
Target Offering Amount of $10,000.00
Maximum Offering Amount of $5,000,000.00

Fundamental Brands Inc., a Texas corporation (the "**Company**," "**we**," "**us**", or "**our**"), is raising a minimum amount of $10,000.00 ("**Target Offering Amount**"), and up to a maximum amount of $5,000,000.00 ("**Maximum Offering Amount**") through the sale of units ("**Unit(s),**" or "**Securities**") at a price of $500.00 per Unit. Each Unit represents (i) fifty (50) shares of Series A preferred stock ("**Series A Preferred Stock**"), (ii) ten (10) shares of common stock ("**Common Stock**") of the Company, and (iii) a monthly royalty payment from the net sales of the Company's products pursuant to the terms and conditions of a master royalty agreement included in Exhibit H attached hereto (the "**Master Royalty Agreement**"). The Company will not sell or issue fractional Units in this offering (the "**Offering**").

The minimum investment required of an investor is $500.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. We must raise an amount equal to or greater than the Target Offering Amount by December 20, 2026 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

	Price to Public	Selling Commissions	Proceeds to Company
Price Per Unit	$500.00	$42.50	$457.50
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$5,000,000.00	$425,000.00	$4,575,000.00

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Units offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Units are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Units are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 17.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this amended Form C Offering Statement is May 7, 2026.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

We have prepared this offering statement for our Offering of Units under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized anyone to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our Units. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely,” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled “Risk Factors,” before making a decision to invest in our Units. Unless otherwise noted or unless the context otherwise requires, the terms “we,” “us,” “our,” and “Company” refer to Fundamental Brands Inc., a Texas corporation, together with our wholly and majority owned subsidiaries.

The Company

Fundamental Brands Inc. was formed May 19, 2025 to be a developer, manufacturer, marketer and seller of a wide array of beauty, health, wellness and personal care products and fragrances focused on building and scaling mission-driven consumer brands in the United States and internationally. The Company will also provide clinically based luxury spa products sold through its network of premier and well-known spas throughout the globe. Through strategic acquisitions, the Company has acquired the “Amala” brand name and seeks to acquire additional recognized brands with strong and attractive product offerings to add to its growing portfolio, with a particular focus on skincare and the fragrance sectors.

Once acquired, brands will further benefit from the injection of capital (generally seeking to accelerate and propel social media and online sales), along with the Company's executive management team, established digital marketing expertise, and significant production, sourcing and distribution capabilities. For a more detailed description of the Company's acquisition strategy, please see "Acquisition Strategy" below on page 13.

The Company markets its products directly to premier spas, luxury resorts, national and regional retailers, and through online sales managed by its in-house marketing and sales force. Internationally, the Company sells its products primarily through international beauty and spa product distributors.

The Company is governed by its amended and restated certificate of formation ("**Amended Certificate**") attached hereto as Exhibit B, and its revised and amended bylaws ("**Bylaws**") attached hereto as Exhibit C.

Capitalization

Outstanding Stock

The Company is authorized to issue 60,000,000 shares of capital stock consisting of 30,000,000 authorized shares of Common Stock and 30,000,000 shares of preferred stock ("**Preferred Stock**"). Of the 30,000,000 authorized shares Preferred Stock, a total of 30,000,000 shares have been designated as "Series A Preferred Stock.", the Company had the following shares outstanding:

Class	Amount
Common Stock	16,506,000
Series A Preferred Stock	None

Assuming all offered Units (and the underlying shares of common and preferred stock) are sold, and no other shares are issued by the Company, upon completion of this Offering the Company will have the following shares outstanding:

Class	Amount
Common Stock	16,606,000
Series A Preferred Stock	500,000

The Company currently expects to issue up to 30,000,000 total shares of Series A Preferred Stock through multiple public and private offerings as described above, including the Regulation D and Regulation A Offerings. All such shares will carry identical rights and benefits. Not all offerings will include rights to a royalty payment.

Master Royalty Agreement

Investors who purchase Units through this Offering are entitled to enter into a Master Royalty Agreement with the Company. Investors will be entitled to receive, subject to available cash as decided in the discretion of the Company, a pro rata share of a six percent (6%) royalty attributable to the monthly net sales of the Company calculated by dividing the number of shares of Series A Preferred Stock held by each investor entitled to royalty payments by all issued and outstanding shares of Series A Preferred Stock held by investors entitled to royalty payments (which may include investors in other offerings) . Investors are entitled to receive a minimum monthly royalty payment each month, equal to an 8% annualized return on the investment amount in this Offering calculated on the basis of 12 equal monthly installments. There is also a cap (or maximum amount) on each royalty payment amount that investors may receive which is equal to a 20% annualized return on the investment amount in this Offering calculated on the basis of 12 equal monthly installments. Royalty payments will be made by the thirtieth (30th) day immediately following the end of each calendar month. The Master Royalty Agreement will terminate for an investor once it no longer holds shares of Series A Preferred Stock.

While investors are entitled to receive a minimum monthly royalty payment, investors will be subject to dilution as more investors in the Series A Preferred Stock are offered royalties in this Offering and in subsequent offerings. Investors will ratably share the six percent (6%) of the monthly net sales of the Company based upon the total amount of shares of Series A Preferred Stock issued and outstanding. The Company anticipates that ongoing strategic acquisitions will increase

overall sales, which could mitigate—but not necessarily eliminate—the impact of such dilution on the amount of the monthly sales royalty. The amount of dilution cannot be determined at this time. Please review the section entitled "Master Royalty Agreement" on page 37 and the Master Royalty Agreement attached as Exhibit H.

Outstanding Warrants, Convertible Notes, and SAFEs

The Company has no outstanding SAFEs, warrants, or convertible notes.

Management

The Company is managed by its directors and officers. The Company's shareholders elect the board of directors (the "**Board**") annually and the Company's officers are appointed by the directors. Our officers and directors include the following:

Officers

Mark Hauman	Chief Executive Officer
Anselmo Genovese	President & Chief Strategy Officer
Allison Mosca	Chief Marketing Officer
Scott Metheny	Chief Financial Officer
Gary Leonard	Chief Legal Officer, Corporate Secretary

Directors

Jack Takacs	Chairman of the Board
Anselmo Genovese	Director
Edward Klayman	Director

Dividends

Series A Preferred Stockholders will not be entitled to participate with Common Stock in dividends. However, upon liquidation, dissolution, and winding up of the Company, the holders of Series A Preferred Stock will be entitled to ratably receive, out of the assets of the Company legally available for distribution to its shareholders, an amount equal to $10.00 per share (the "**Stated Value**") of Series A Preferred Stock (the "**Liquidation Payment**"). After the payment in full of the Liquidation Payment, the holders of Series A Preferred Stock will not participate further in the distribution of any remaining assets of the Company. See the section entitled "Series A Preferred Stock" on page 36 for more information.

Voting

Holders of Series A Preferred Stock do not have voting rights. Only holders of the Company's Common Stock have voting rights. Each holder has one vote per share of Common Stock.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;
- To an accredited investor;
- As part of an offering registered with the Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, Securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if securities purchased in this Offering are eligible for resale, there is no trading market for such securities, and none is likely to develop.

The Offering

We are offering a minimum of $10,000.00, and a maximum of $5,000,000.00 in Units at a price of $500.00 per Unit. The minimum investment for each investor is $500.00 unless waived by the Company on a case-by-case basis. If the Target Offering Amount has not been raised by the Offering Deadline of December 20, 2026, this Offering will be terminated, and investor funds will be returned without interest or deduction. If all Units are sold, the Company will issue a total of 500,000 shares of Series A Preferred Stock and 100,000 shares of Common Stock. Fractional Units will not be issued.

In order to purchase the Units, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100.504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   (i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

The Units are being offered on a "best efforts" basis. We have engaged DealMaker Securities LLC as our Regulation CF intermediary ("**Intermediary**"). All Offering proceeds will be held in an escrow account with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers ("**Escrow Facilitator**") until the closing of such funds. Once we have raised the Target Offering Amount, and at least twenty-one (21) days from the date of this offering statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

Transfer Agent

DealMaker Shareholder Services (DealMaker Transfer Agent LLC) will act as the Company's transfer agent.

MANAGEMENT OF THE COMPANY

Management of the Company is listed below along with all positions and offices held at the Company, and their principal occupation and employment responsibilities for the past three (3) years.

Officers

Name	Position	Dates of Service
Mark Hauman	Chief Executive Officer	July 2025 - Present
Anselmo Genovese	President & Chief Strategy Officer	May 2025 - Present
Scott Metheny	Chief Financial Officer	May 2025 - Present
Allison Mosca	Chief Marketing Officer	May 2025 - Present
Gary Leonard	Chief Legal Officer, Corporate Secretary	May 2025 - Present

Directors

Name	Position	Dates of Service
Jack Takacs	Chairman of the Board	May 2025 - Present
Anselmo Genovese	Director	May 2025 - Present
Edward Klayman	Director	July 2025 - Present

Mark Hauman
Chief Executive Officer

Mark Hauman is a finance and operations executive with over two decades of senior leadership experience across consumer products, beauty, food & beverage, and global supply chain. Recognized for driving transformational value creation, operational excellence, and strategic growth in public, private, and private equity–backed companies. As CEO of Fundamental Brands, Mr. Hauman is leading a multi-brand Health, Wellness, Beauty, and Fragrance roll-up, integrating acquisitions and building a scalable platform for global expansion.

Prior to joining Fundamental Brands, Mr. Hauman served as Chief Financial and Supply Chain Officer of Cosmetic Solutions, where he delivered significant working-capital improvements including a 48% reduction in inventory, a 67% improvement in DSO, and led a successful recapitalization to fund multi-year growth. Previously, as CFO of Snaxsational Brands, he helped scale revenues by more than 600%, achieving a 60% compound annual growth rate (CAGR), and guided the company through a successful exit. His earlier career includes senior finance and procurement leadership roles at Revlon, Chobani, Avon, and Unilever.

Mr. Hauman has directed over $1.5 billion in M&A activity, led global ERP implementations, and overseen complex integrations, capital restructurings, and governance initiatives. He is known for building high-performance teams, optimizing enterprise value, and serving as a trusted advisor to boards, investors, and CEOs across North America, EMEA, and Asia.

Allison Mosca
Chief Marketing Officer

Allison Mosca is a marketing and brand strategy executive with more than 12 years of experience leading integrated media, advertising, and go-to-market strategy for major consumer brands across CPG, beverage/alcohol, banking, beauty, and OTC categories. Ms. Mosca previously served as Media Director at Omnicom (2023 - 2025), where she led national campaigns for the Welch's portfolio, including the 2023 brand refresh that generated material increases in household penetration and improved media efficiency.

Prior roles include Media Supervisor at Cagepoint (now Mile Marker) from 2019 - 2023, where she oversaw marketing and advertising for Sazerac, the world's second-largest liquor portfolio, as well as other clients in financial services, insurance, and fitness. She has managed more than $100 million in annual paid media investment and has extensive experience in brand development, full-funnel media strategy, agency/vendor management, and cross-functional leadership within both agency and client environments.

Scott Metheny
Chief Financial Officer

Mr. Metheny is a senior finance executive with more than 20 years of experience leading financial strategy, regulatory compliance, and multi-entity financial operations across the healthcare, managed care, and consumer health products industries.

Most recently, Mr. Metheny served as Chief Financial Officer of a homeopathic consumer products manufacturer from January 2024 to June 2025. In this capacity, he oversaw all financial operations, including financial reporting, budgeting, forecasting, treasury management, financial controls, and audit readiness for a multi-SKU consumer products portfolio. He also directed the company's accounting, tax, and operational finance functions during a period of organizational restructuring.

From July 2018 to March 2022, Mr. Metheny served as Chief Financial Officer of Lighthouse Health Plan, where he designed and implemented a comprehensive $100 million health plan governance and financial framework from inception. He successfully led the full financial dissolution process following the plan's sale. His responsibilities included oversight of financial statement audits, actuarial analysis, budgeting and forecasting processes, treasury operations, internal reporting, tax compliance, and enterprise-wide financial management.

Earlier in his career, Mr. Metheny held leadership roles including Finance Director for UF Health Jacksonville and for a Centene-affiliated managed care organization in Florida, where he provided strategic leadership across financial reporting, compliance, budget development, and multi-entity accounting operations.

Mr. Metheny's expertise includes financial planning and analysis, regulatory compliance, audit coordination, actuarial oversight, treasury and cash-flow management, enterprise financial governance, and multi-entity consolidation. He is recognized for implementing scalable financial infrastructures, strengthening internal controls, and leading finance organizations through periods of rapid growth, restructuring, and transactional activity.

Gary Leonard
Chief Legal Officer

Gary is a seasoned corporate attorney with more than 30 years of experience spanning private practice and in-house counsel positions. He brings a comprehensive background in navigating complex legal, regulatory, and commercial matters across multiple jurisdictions. Gary's areas of specialization include mergers and acquisitions (M&A), corporate and commercial transactions, funding and credit structures, consumer and automotive finance, as well as IP and technology licensing and transfers, e-commerce, data privacy, digital marketing, and the strategic development of new products and markets. Throughout his career, he has represented Fortune 500 companies, financial institutions, start-ups, and early-stage ventures in both U.S. and international settings, providing counsel across diverse business environments.

Before joining the Company, Gary served as General Counsel and Compliance Officer for Barri Money Services LLC and Dolex Dollar Express Inc., overseeing corporate, legal, and regulatory matters for their U.S. and international operations. He managed legal and compliance matters for services including domestic and cross-border money transfers, check cashing, bill payment, and prepaid financial products, and successfully negotiated mobile wallet agreements and anti-money laundering protocols. As Global General Counsel at Phillips & Cohen Associates Ltd., Gary directed legal strategies for specialized recovery services related to decedent accounts and estate resolution across the U.S., UK, Canada, Australia, and Germany. His responsibilities included U.S. and international estate collections, probate and inheritance lending, consumer data privacy, and related regulatory compliance. Key achievements include launching inheritance advance funding, developing online lending agreements, introducing white-label death notification services, managing data aggregation and sharing practices, negotiating software licensing for cloud-based digital asset storage, and leading the acquisition of certain consumer collection firms in the U.S. and UK.

Anselmo (Sam) Genovese
President & Chief Strategy Officer

Mr. Genovese brings over 25 years of leadership experience across multiple sectors of the healthcare industry, with deep expertise in formulation development, product innovation, manufacturing, operations, and strategic growth. His background spans executive roles in pharmaceutical services, contract manufacturing, hospital systems, and national distribution.

Most recently, Mr. Genovese served as Managing Member of Pharmalieve Health LLC from January 2020 to June 2025. Pharmalieve Health is an independent contract manufacturing organization (CMO) serving the healthcare, wellness, veterinary, and cosmetic industries. Under his leadership, the company provided high-quality preparations across these markets, offering capabilities in formulation development, cGMP manufacturing, packaging, analytical testing, and full vertical integration from concept through commercialization.

Mr. Genovese oversaw the development and commercialization of the company's proprietary Pharmalieve brand—an all-natural, pharmaceutical-grade product line manufactured with premium ingredients sourced from reputable, cGMP-

certified partners. He established strict quality systems, including third-party laboratory verification for purity and potency, and led strategic supplier partnerships to ensure consistent, superior-quality outcomes.

From May 2016 to April 2018, Mr. Genovese served as Chief Operating Officer of KRS Global Biotechnology, a 503B outsourcing facility in Boca Raton, Florida. In this role, he developed infrastructure to support formulary expansion and scalable process flows for Acute Care Divisional growth, implemented a new service line generating $20 million in contracted sales, and secured Moffitt Cancer Center and Florida Hospital as cornerstone clients. He also directed initiatives that resulted in KRS being awarded *Manufacturer of the Year* by the South Florida Manufacturing Association. Earlier in his career, Mr. Genovese served as an Executive Board Member of Helian Health Group, a global healthcare services provider, and as a Board Member of the Amgen Advisory Committee. He also held the role of Director of Institutional Business Development at HD Smith, the fourth-largest national pharmaceutical wholesale distributor, where he achieved market-segment growth exceeding $225 million in annual sales.

From February 1991 to May 2011, he served as Executive Director of Pharmacy at Boca Raton Community Hospital, where he partnered with PricewaterhouseCoopers to implement organization-wide cost-savings initiatives exceeding $5 million within six months. During his tenure, he designed, developed, equipped, and operationalized the Lynn Regional Cancer Center, a $75 million state-of-the-art comprehensive cancer and diagnostic facility. He also managed the replacement teaching hospital project, ensuring alignment with demographic needs, fiscal sustainability, and improved patient outcomes.

Mr. Genovese is widely regarded as a dynamic leader with a proven track record in pharmacy management, clinical program development, supply chain optimization, cGMP manufacturing oversight, information technology, revenue-cycle management, and enterprise-level operations. His strengths further include policy development, project management, budget control, vendor negotiations, human resources oversight, and regulatory compliance.

Jack Takacs
Director

Jack is a distinguished Corporate Finance Executive and entrepreneur with more than five decades of experience providing strategic, financial, and operational leadership to corporations and institutional investors across U.S. and international markets. Throughout his career, he has demonstrated expertise in structuring complex transactions, securing capital, and driving growth through the deployment of capital across diverse industries. As Founder and Executive Managing Director of Fundamental Credit Advisors LLC and The Fundamental Group, Jack has led initiatives in auto loan securitizations, collateralized loan obligations (CLOs), monetization of medical devices, and structured credit solutions for large-scale corporate lending and investment portfolios. Previously, he served as Chief Executive Officer of a diversified bank holding company, where he directed mergers, acquisitions, and asset dispositions, and as Managing Director and Senior Partner at a private equity fund managing over $1 billion in assets under management. His experience also includes serving as Co-Head of Capital Markets for a diversified holding company with investments in national hotel chains, franchise businesses, savings and loan banking, and real estate portfolios. Jack's leadership is defined by strategic foresight and innovative financial solutions that deliver long-term value.

Edward Klayman
Director

Edward has been President of IMAC since August of 1994 and has over thirty years of marketing experience. Since 1994, IMAC has been providing customized insurance and other protection products for specific markets, needs, and objectives. Edward currently oversees all sales and marketing functions for the company and manages relationships with financial institutions, associations, brokers, and insurance carriers. He manages all aspects of running the business, oversees the company's employee base and outside service contractors, and provides day-to-day advice and council to its team of professionals. Edward has over 30 years of marketing experience. He is also a prior board member for PIMA (Professional Insurance Marketing Association) and presenter for the ABIA (American Bankers Insurance Association).

MANAGEMENT COMPENSATION

The Board sets compensation for the officers and directors of the Company. To date, no officer or director has entered into an employment agreement with the Company and has performed their tasks as an independent contractor. However,

the Company intends to enter into employment agreements with all of its officers and contemplates a July 1st, 2026 effective date for such agreements.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company has authorized 60,000,000 total shares of stock, with 30,000,000 shares of Common Stock, and 30,000,000 shares of Preferred Stock being authorized. The Company has designated only one class of Preferred Stock, Series A Preferred Stock, with 30,000,000 total shares of Series A Preferred Stock designated. Currently 16,506,000 shares of Common Stock are issued and outstanding, and no shares of Series A Preferred Stock are issued and outstanding.

Class	Amount
Common Stock	16,506,000
Series A Preferred Stock	None

Assuming all offered Units are sold, and no other shares are issued by the Company, upon completion of this Offering the Company will have the following shares outstanding:

Class	Amount
Common Stock	16,606,000
Series A Preferred Stock	500,000

Beneficial Ownership

As of the date of this offering statement, the following persons beneficially own more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	Innovative Brand Management LLC(1)	16,506,000	N/A	100.00%

(1) This limited liability company beneficially owned by Jack Takacs, Edward Klayman, and Anselmo Genovese

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding SAFEs, convertible notes, or warrants.

Outstanding Debt

As of the date of this offering statement, the Company had the following debt outstanding:

Lender:	Fundamental Credit Advisors LLC
Principal Amount:	$1,276,000.00
Amount Outstanding:	$1,276,,000.00
Interest Rate:	1% per month
Maturity Date:	Payable on Demand
Any Other Material Terms:	Until paid in full, lender receives a royalty equal to 3% of net sales of all products sold by the Company, including any of its subsidiaries and affiliates. This royalty is junior in priority to the royalty offered to investors herein.

Previous Offerings of Securities

As of the date of the offering statement, the Company has not conducted any exempt offerings within the past three years other than the initial issuance of Common Stock exempt from registration under Section 4(a)(2). The Company does plan to make additional exempt offerings in the future.

DESCRIPTION OF BUSINESS

The Business

Overview

The Company was incorporated to be a developer, manufacturer, marketer and retailer of a range of beauty, health, wellness and personal care products and fragrances focused on building and scaling mission-driven consumer brands in the United States and internationally. The Company also provides clinically based luxury spa products sold through its network of premier and well-known spas throughout the globe. Through strategic acquisitions, the Company has acquired, and seeks to acquire, recognized brand names with strong and attractive product offerings to add to its growing portfolio, with a particular focus on skincare and the fragrance sectors. Acquired brands further benefit from the injection of capital (generally seeking to accelerate and propel social media and online sales), along with the Company's executive management team, established digital marketing and education programs, and significant production, sourcing, and distribution capabilities. For a more detailed description of the Company's acquisition strategy, please see "Acquisition Strategy" below. The Company also markets its products directly to premier spas, luxury resorts, national and regional retailers, and through online sales channels managed by its in-house digital marketing and sales teams. Outside of the U.S., the Company sells its products primarily through international beauty and spa product distributors.

The Industry

The global beauty and personal care industry continues to show strong, resilient growth entering 2025, supported by rapidly evolving consumer behavior, rising demand for science-backed and wellness-aligned products, and the accelerating shift toward digital and direct-to-consumer channels. Recent market forecasts estimate the global beauty & personal care market at approximately $600–650 billion in 2025, depending on source methodology, with expectations of sustained expansion at a 5–7% compound annual growth rate (CAGR) through 2030.[1] Growth is especially pronounced in skincare, fragrance, premium beauty, and products aligned with health, wellness, and sustainability.

Fragrance continues to be one of the fastest-growing beauty segments globally. Recent category research places the global fragrance and perfume market at ~$76–80 billion in 2025, with projections surpassing $110 billion by 2030 (CAGR ~7–8%). Growth is driven by premiumization, niche and artisanal fragrance adoption, increased layering and self-expression trends, and expanded distribution through both prestige retail and digital channels.[2]

Digital and e-commerce channels remain the strongest growth engine for the industry. According to NielsenIQ's 2025 State of Beauty report, online beauty sales are growing nine times faster than in-store. In mature markets like the United States, e-commerce now represents ~40% of beauty and personal care sales, while global online penetration continues to rise and is expected to reach ~33% by 2030. Direct-to-consumer models, subscription programs, refill systems, and influencer-driven product discovery continue to transform consumer acquisition and engagement. [3]

Consumers are increasingly prioritizing clean, science-backed, natural, and efficacious formulations, along with a heightened preference for premium, wellness-adjacent, and spa-quality products. While sustainability and refillable formats are rapidly gaining traction—especially in premium categories—these practices are best characterized as emerging mainstream behaviors, rather than majority-market norms. Brands emphasizing clinically validated results, ethical sourcing, value-driven pricing, and personalized routines are outperforming category averages.[4]

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[1] https://www.mordorintelligence.com/industry-reports/global-beauty-and-personal-care-products-market-industry
[2] https://www.circana.com/post/us-beauty-industry-grows-in-the-first-half-of-2025-circana-reports
[3] https://nielseniq.com/global/en/insights/commentary/2025/the-global-beauty-edit-seeking-balance-for-growth-in-2025/
[4] https://straitsresearch.com/report/beauty-and-personal-care-products-market

Overall, the global beauty and personal care industry remains highly fragmented, with strong opportunities for brand consolidation, strategic acquisitions, and multi-brand portfolio development. Companies able to combine digital excellence, omnichannel reach, ingredient innovation, and mission-aligned storytelling are positioned to outperform as consumer expectations evolve and purchasing shifts further toward online channels and wellness-driven offerings.[5]

Strategy

The Company seeks to establish itself as a leader within the natural and clinical science-based segment of the beauty, health, wellness, and personal care markets domestically and internationally by collaborating with innovative founders and incorporating their brands into its growing portfolio. To accomplish this objective, the Company is committed to growth through strategic acquisitions and the expansion of its current business operations. The principal components of this strategy are outlined below:

Acquisition Strategy

The Company actively pursues strategic acquisitions and partnerships with founders and leadership teams known for their visionary and innovative approach and established brand recognition, aiming to enhance its portfolio of skincare, fragrance and other products and distribution channels while leveraging considerable growth and fragmentation within the beauty and healthcare sector. The Company identifies compelling acquisition opportunities in this industry, driven by its fragmented landscape, owners' interests in exit strategies, and escalating capital requirements for expanding organically through social media, digital marketing, and sales. Targeted companies and brands often have relatively little to no online presence or established digital marketing programs. Adhering to a disciplined acquisition strategy, the Company reviews each prospect according to: (1) the innovation present in its product offerings, (2) the extent to which the portfolio complements existing brands, (3) the quality of leadership and vision among founders, (4) cross-selling and other leveraging potential with the Company's existing product line, and (5) the opportunity for substantial scale and growth. Specifically:

- Demonstrated Sales Growth and Scalability. The Company generally focuses on companies with $2 Million to $50 Million in annual sales and strong fundamentals that will support rapid growth and scaling. The companies under consideration are typically not start-ups but rather are early-stage enterprises offering innovative and compatible products. These companies have successfully launched their products and demonstrated sales performance, indicating strong potential for significant and accelerated growth, particularly through digital and other online channels.

- Innovative and Compatible Product Lines. The integration of targeted brands is anticipated to generate synergies that will strengthen the Company's portfolio of products and offerings. By combining creative approaches with advanced technologies, these product lines are designed not only to meet market demands but also to enhance operational efficiency across various business segments. The compatibility and shared vision of targeted brands and products ensures a seamless experience for customers, facilitating cross-functional use and encouraging brand loyalty. Furthermore, this strategic expansion positions the Company to respond quickly and effectively to evolving industry trends, while diversifying its product offerings and driving sustainable growth in new and existing markets.

- Visionary Leadership and Expertise. Acquisition targets must show dedication to authenticity, customer loyalty, and innovation, along with strong industry knowledge and expertise. The Company's strategy includes keeping the target's senior leaders and founders as equity partners to support the realization of their vision and contribute to enhanced sales and growth within the Company's brand portfolio.

- The Company acts as a Corporate Incubator. Through the execution of its acquisition strategy, the Company's holding company structure and retention of dynamic and creative leadership of acquired brands, essentially functions as a "corporate incubator" which may propel growth through the provision of strategic capital, the support of an experience and dedicated social media and digital marketing team, and the synergies created by leveraging the Company's existing manufacturing and distribution network as well as its customer base.

[5] https://nielseniq.com/global/en/insights/commentary/2025/the-global-beauty-edit-seeking-balance-for-growth-in-2025

- Diversification and Enhancement of Product Portfolio. The Company plans to acquire additional businesses and product lines in order to broaden its offering of beauty, skin care and particularly fragrance products. By integrating complementary brands and offerings, the objective is to equip distributors and beauty supply outlets with a complete "one-stop shop" solution that spans multiple retail categories and market segments.

Internal Growth Strategy

The Company intends to increase sales and improve margins within its existing product lines. Elements of its internal growth strategy include the following:

- Enhanced Partnership with Luxury Spas. The Company is strategically engaging premium spas as complementary retail partners and brand ambassadors. By expanding its product portfolio, the Company aims to offer spas a wider array of products, more efficient ordering procedures, customized promotions, and dedicated support services. To further strengthen its position within this segment, the Company has established a specialized sales and marketing team and incentive programs to spur retail sales.

- Enhancing Operational Efficiency in Acquired Businesses. The Company's holding company and shared services structure presents a considerable opportunity to improve operational performance by (i) eliminating redundant administrative functions to lower overhead costs, (ii) expanding distribution channels, and (iii) enhancing the dissemination of market and product knowledge throughout the organization. The Company is confident that ongoing efforts to realize further operational efficiencies and cross-leveraging opportunities will contribute to sustained internal growth and increased profitability.

- Increased Focus on Social Media and Digital Marketing. The Company leverages robust social media and digital marketing strategies to drive online sales of its products. By utilizing targeted advertising, influencer and brand ambassador collaborations, and engaging content across leading platforms, the Company effectively reaches a broad audience of consumers and industry professionals. The online sales channel enables the Company to showcase its full range of innovative beauty, personal care and fragrance products, providing customers with convenient shopping options and access to exclusive promotions. This digital-first approach not only boosts brand visibility and customer engagement but also supports rapid growth in direct-to-consumer and business-to-business segments, further strengthening the Company’s market position.

- Providing Consumers with an AI-Enhanced Shopping Experience. By investing in artificial intelligence in connection with its digital marketing and sales initiatives, the Company aims to leverage evolving consumer expectations for brands to recognize their individual preferences and deliver personalized experiences. Consumers in all age groups increasingly seek brand engagements that are targeted, customized, and foster a sense of individuality. The Company’s implementation of AI-enhanced shopping solutions enables further personalization of the customer experience, reinforces brand loyalty, and equips the Company with real-time data to better identify and foresee shifts in consumer preferences.

- Adding Sales Channels through White-labeling Products. White-labeling products for large retailers such as CVS and other national and regional pharmacy and grocery chains represent a strategic opportunity for the Company to expand its market presence and drive sales growth. By developing custom-branded beauty, personal care and fragrance products that meet the specific requirements and quality standards of major retailers, the Company can leverage its innovative formulations, advanced technologies, and proven manufacturing capabilities to deliver the quick turnaround of high-quality solutions under the retailer’s own brand. This approach not only strengthens relationships with key distribution partners but also enables the Company to reach a broader consumer base through established retail channels ranging from high-end grocery chains to discount outlets. Additionally, white-label partnerships support greater operational flexibility, allowing for the rapid introduction of new products, tailored offerings, and exclusive collections that align with current market trends and consumer demands. By collaborating with leading chains like CVS, the Company reinforces its position as a trusted supplier and industry leader, while simultaneously driving sustained growth and diversification within its portfolio.

- Acquiring Inhouse Manufacturing Facilities. The Company intends to acquire a manufacturing facility and is currently in discussions to finalize the terms of the transaction to purchase a facility (and the accompanying

cosmetics company) in Memphis, Tennessee production site. This proposed acquisition will expand the Company's portfolio with a legacy brand while also securing an internal manufacturing capability. By advancing vertical integration throughout the product lifecycle, the Company will be equipped to efficiently process select orders and produce specialty items or quantities below the minimum thresholds required by third-party manufacturers or nimbly respond requests for expedited production and delivery of products to meet consumer demand.

- Strengthening Distribution Network. The Company intends to acquire businesses and product lines that will enhance its relationships with both domestic and international distributors. These strategic acquisitions are designed to expand sales by introducing existing products into new distribution channels and integrating newly acquired or developed products into the current network.

- Expansion of International Distribution: The Company has identified substantial opportunities to enhance sales and profitability by expanding its global product distribution. Currently, the U.S. market accounts for a significant and ever-growing portion of worldwide sales in professional beauty, personal care and fragrance products. The Company recently entered into an agreement with an international distributor that would drive and facilitate entry into the markets of Israel, Hong Kong, Singapore, Vietnam, Taiwan, and Malaysia. Moving forward, the Company will maintain a strategic focus on growth through the introduction of products into emerging international channels, enabling access to prominent global beauty markets.

- Capitalizing on Lifestyle Trends. The Company will maintain its focus on current lifestyle trends in the beauty, personal care and fragrance sectors by prioritizing innovative formulas and brands that meet consumer preferences for natural, effective, and safe ingredients. The broader industry is experiencing significant growth in fragrance and skincare products which are also a focus of the Company's growth strategy, particularly those targeting anti-aging concerns, with these trends projected to further accelerate. To capitalize on these developments, the Company intends to pursue collaborations with wellness influencers, form strategic partnerships with health professionals, and implement educational campaigns that highlight the benefits of advanced skincare solutions and the growth of age-specific fragrances. These initiatives are designed to ensure the Company's product offerings remain relevant and attractive to a wide and diverse customer base.

By following this strategy, the Company plans to firmly establish itself as an industry leader creating a synergistic portfolio of high-performing brands aligned in purpose and positioned for sustainable, long-term success.

Recent and Contemplated Transactions

In July 2025, the Company acquired the brand and residual inventory of Amala, LLC ("**Amala**") for a purchase price of approximately $2.5 million in a combination of cash, stock, and royalty payments. The Amala brand was primarily utilized to supply select skin care products to a limited group of spa partners. The Company aims to establish a new business driven by digital direct-to-consumer (DTC) sales of newly formulated beauty, fragrance, and skin care products, alongside their introduction into pharmacies, grocery stores, and additional retail and distribution channels. The Company has successfully begun to implement this strategy by launching targeted online DTC sales campaigns and introducing new products under the Amala and other brand names, as well as through private label arrangements, in national and regional retail outlets.

In September 2025, the Company executed a non-binding letter of intent to acquire 85% of the outstanding shares of Great American Beauty, LLC and its affiliated entities (collectively, "GAB") for a combination of cash and stock equal to $18 million. GAB is a mature and established business with a history spanning nearly twenty-five years in the fragrance industry and over $30 million in annual net sales. Through its wholly owned subsidiary, Palm Beach Beaute LLC, GAB designs and manufactures premium fragrance collections available to consumers across various price segments. The company also produces fragrance lines under well-known licensed brands, including Ellen Tracy, Ford Mustang, and IZOD, as well as proprietary collections such as Aubusson, Indulgent Moments, and Kanon. Mr. Harold Ickovics, Chief Executive Officer, and Mr. Paul Smith, Chief Financial Officer, will continue in their respective roles and oversee operational management. The closing of the GAB transaction is expected to occur following the completion of the Company's contemplated offerings. The GAB acquisition, should it occur, will position the Company to aggressively enter and offer additional products within the fragrance space at a time when the fragrance market is trending and in a

strong growth stage. Although the Company is optimistic that the contemplated acquisition will take place, there can be no guarantees or assurances that the Company will be able to conclude this transaction. In the event that this transaction were not to occur for any reason, the Company intends to continue to identify fragrance companies and/or brands to acquire.

In October 2025, the Company formalized an agreement to provide white-label skincare products to the CVS pharmacy chain. Initially focused on a specific skincare cream, the partnership has been extended to include multiple skincare solutions offered by the Company. This collaboration marks a significant milestone to enhance its private label offerings with quality, science-backed skincare products that meet the rigorous standards of large private label retailers and broaden its consumer base. As this relationship evolves, additional product categories are being considered, reflecting a shared commitment to growth and excellence in the personal care sector.

In October 2025, the Company also executed an agreement with an international and global distributor of beauty and personal care products. This transaction opens the Israeli, Hong Kong, Mainland China, Taiwan, the Philippines, Singapore, Malaysia and Vietnam markets to the Company. The parties are working closely together to complete the onboarding process and enable the Company's products to be sold in these new markets as early as 2026.

The Company is currently engaged in negotiations to finalize the acquisition terms for a manufacturing facility and the target company's legacy brands. If completed, this acquisition will add a legacy brand to the Company's portfolio and, more importantly, provide the Company with an in-house manufacturing site. This advancement supports further vertical integration within the product lifecycle and enables the Company to rapidly process select orders and produce specialty products or quantities that are typically below the minimum requirements of third-party manufacturers. Although the Company is optimistic that the contemplated acquisition will take place within the next few months, there can be no guarantees or assurances that the Company will be able to conclude this transaction. In the event that this transaction were not to occur for any reason, the Company intends to continue to identify potential manufacturing sites to acquire.

Exit Strategy

The Company may operate indefinitely notwithstanding several options that investors may be given to exit their investment such as an acquisition or an initial public offering, a call of their shares, or by a transfer of their shares. There is not a public market for the Company's Securities and investors may be unable to transfer the Securities acquired through this Offering. Alternatively, the Company, in its discretion could elect to liquidate and dissolve.

Regulation

The Company is subject to extensive regulation in the manufacture, labeling, marketing, and sale of its beauty, wellness, personal care, and fragrance products. In the United States, the Company must comply with requirements under the Federal Food, Drug, and Cosmetic Act (FDCA), enforced by the U.S. Food and Drug Administration (FDA), which governs product safety, labeling, ingredient restrictions, and claims regarding efficacy. Noncompliance could result in fines, product recalls, warning letters, or seizures of inventory, any of which could materially disrupt operations and damage brand reputation. In addition, occupational safety regulations, environmental standards, and labor laws, including those enforced by the Occupational Safety and Health Administration (OSHA) and state-level agencies, impose requirements on manufacturing, storage, and workplace practices. Failure to comply with such regulations may expose the Company to significant legal liabilities, operational interruptions, or additional costs associated with corrective actions or enhanced compliance measures.

The Company's international expansion initiatives further increase its regulatory exposure and complexity. Different countries impose varied standards on cosmetics, skincare, wellness, and fragrance products, including testing requirements, ingredient restrictions, labeling and packaging regulations, and advertising and promotional claims. Some jurisdictions may require pre-market approval, registration of facilities, or product certification, which can create delays and additional costs. Trade restrictions, tariffs, and import/export controls, as well as currency and tax regulations, can further impact operations and profitability in foreign markets. Political instability, changes in regulatory frameworks, or inconsistent enforcement across regions could impede market entry or require modifications to products, packaging, or marketing strategies. The Company must therefore maintain comprehensive compliance programs and monitor evolving regulations across multiple jurisdictions to mitigate the risk of fines, market restrictions, or reputational harm that could adversely affect its business performance and growth strategy.

For further discussion of potential regulation please see the section entitled "Risk Factors" which starts on page 17.

Investor Reporting

The Company will use commercially reasonable efforts to furnish each shareholder reports as follows: (i) a discussion of the Company's performance on at least an annual basis, and (ii) all information related to the Company necessary for the preparation of the shareholder's federal and state income tax returns.

Intellectual Property

As of the date of this offering statement, aside from the Amala brand, the Company has not applied or received approval of any other patents or trademarks, but the Company has and will acquire and hold patents, trademarks and other intellectual property rights in the future as it builds its product portfolio.

Litigation

The Company is not aware of any current or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Units, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Units. The Units should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Units or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering, the Units, nor the shares they represent have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Units. Neither the Offering, the Units, nor the shares they represent have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have broad discretion regarding the allocation and use of the net proceeds from this Offering. Although the Company intends to use the proceeds as described under "Use of Proceeds" in this offering statement, actual expenditures may vary significantly from the anticipated allocations depending on a variety of factors, including changes in market conditions, the availability and timing of suitable opportunities, operational needs, or unforeseen expenses. Management may also reallocate funds among planned uses or use proceeds for other purposes that it deems necessary or advisable to achieve the Company's objectives, even if such uses do not directly align with the original investment strategy described herein. As an investor, you will have limited ability to influence or approve decisions regarding the use of proceeds. Consequently, you must rely entirely on the judgment and business expertise of the Company's management. There can be no assurance that management's decisions will prove effective or that the use of proceeds will generate the intended results. Misallocation or ineffective use of proceeds could have a material adverse effect on the Company's operations, financial performance, and the value of your investment.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Units will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Units may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for Securities and will subject you to other risks inherent in

this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Texas law, regardless of convenience or cost to you, the investor. to confirm

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

By signing the Subscription Agreement and Master Royalty Agreement, you agree to waive the right to participate in a class action.

Each investor will be required to agree, as a condition to investing in the Company, to waive the right to participate in any class action, class arbitration, or other representative proceeding against the Company, its affiliates, or their respective officers, directors, managers, members, or agents. This means that any dispute, claim, or controversy arising out of or relating to the investment or the Offering or Master Royalty Agreement must be brought on an individual basis, and not as a plaintiff or class member in any purported class, collective, or representative proceeding. This waiver may limit an investor's ability to seek relief that could otherwise be available through class or group litigation or arbitration. As a result, investors may incur higher costs in pursuing individual claims and may find it impractical to assert certain smaller claims that might otherwise be pursued collectively. Additionally, the enforceability of such waivers is subject to evolving judicial interpretation and may vary depending on applicable state or federal law. There can be no assurance that a court or arbitrator will enforce the waiver in all circumstances.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Interests at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any common or preferred shares of the Company, including those in this Offering, under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Units exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register the Company's shares with the Commission under the Exchange Act. If we are required to register any Units under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although such shares may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Company's Securities. Because these Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, their transfer is and they cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for the Company's securities.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company, or to receive financial or other information from each other, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in limited information rights owed to investors.

The Shares acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's common and preferred shares will be subject to dilution. The Company intends to make other offerings of its Securities. In addition, it may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the shares of stock offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received

in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the shares in this Offering. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Units.

There is no market for the Company's common or preferred stock.

Neither the Company's common or preferred stock are listed on any exchange or publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. The Company is contemplating multiple exempt offerings over the next couple of years, including target brands. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered and could cause investors significant dilution.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2025 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditure, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters,

or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Operational delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss out on lucrative contracts. Furthermore, unanticipated redirections can lead to fragmented operational efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

The Company's activities are subject to regulation by various governing bodies.

The Company's operations are subject to extensive and evolving regulations governing the manufacture, labeling, marketing, and sale of its beauty, wellness, personal-care, and fragrance products. In the United States, the Company must comply with numerous federal and state laws, including the Federal Food, Drug, and Cosmetic Act (FDCA), which is administered by the U.S. Food and Drug Administration (FDA). The FDCA and related regulations govern product formulation, ingredient safety, labeling accuracy, permissible claims regarding efficacy or benefits, and the overall safety of products sold to consumers. Failure to comply with these requirements could result in enforcement actions such as warning letters, civil penalties, product recalls, injunctions, or seizures of inventory. Any such action could materially disrupt operations, increase compliance costs, and adversely affect the Company's brand reputation and financial performance.

The Company's manufacturing and distribution operations are also subject to occupational safety, environmental, and labor regulations, including those enforced by the Occupational Safety and Health Administration (OSHA), the Environmental Protection Agency (EPA), and various state and local agencies. These regulations impose requirements related to workplace safety, employee exposure to chemicals and materials, waste management, and environmental impact. Noncompliance could lead to fines, mandatory corrective actions, or temporary or permanent suspension of certain operations, each of which could have a material adverse effect on the Company's business.

In addition, the Company's international growth initiatives significantly increase its regulatory exposure and compliance complexity. Each foreign jurisdiction in which the Company operates or seeks to sell products may impose unique requirements concerning product registration, ingredient restrictions, pre-market testing or approval, labeling and packaging standards, and advertising or promotional claims. Some countries require facility registration or certification prior to sale, which can cause delays, additional administrative burdens, or incremental compliance costs.

The Company's global operations are also affected by trade restrictions, tariffs, import and export controls, customs procedures, and currency and tax regulations, all of which can affect pricing, cost structure, and profitability. Political instability, regulatory inconsistency, or sudden changes in legal frameworks may require reformulation of products, redesign of packaging, or modification of marketing materials to meet local standards.

Failure to comply with applicable regulatory requirements in any jurisdiction could result in fines, enforcement actions, product seizures, or bans on the sale of certain products. Even allegations of noncompliance could harm the Company's reputation and strain relationships with consumers, distributors, and regulators. Maintaining compliance across multiple regions requires ongoing monitoring, legal review, and adaptation to evolving regulatory environments. Any significant

lapse in compliance could have a material adverse effect on the Company’s business, operating results, and long-term growth prospects.

If we are not able to maintain and enhance our brands, our ability to expand our base of users, our business and financial results may be harmed.

We believe that our brands will contribute to the success of our business. We also believe that maintaining and enhancing our brands is critical to expanding our customer base. Maintaining and enhancing our brands will depend largely on our ability to continue to provide quality products, which we may not do successfully. We may introduce new products or services that customers do not like, or which do not function as effectively as intended or as well as those offered by competitors, which may negatively affect our brands and products. Maintaining and enhancing our brands will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brands or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company’s operations may rely on the Company’s third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data, including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company’s business and reputation.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2024, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company’s results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor's attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The liability of the management is limited.

As a result of certain indemnification provisions in the Bylaws, management is generally not personally liable for actions taken in their official capacity except in cases of gross negligence or willful misconduct. The Company will indemnify its officers (and their heirs or legal representatives) for damages, judgments, settlements, and related expenses—including attorneys' fees—arising from legal actions connected to their service, provided they acted in good faith and in the best interests of the Company, and reasonably believed their conduct to be lawful. This indemnification could reduce assets otherwise available to investors and may lessen officers' accountability.

The Company's and its management's past performance cannot be relied on as an indicator of the Company's future performance or success.

The Company's and its management's prior investment performance, including that of their affiliates, has been provided for illustrative purposes only and may not be indicative of the Company's future investment results. There can be no assurance that the Company's investments will perform as well as such prior investments. Further, target returns are not intended to be projections. Actual events are difficult to predict and results could be affected by a number of factors, including changes in available credit, interest rates, asset mix, the percentage of leverage use by the Company, the performance of its acquisitions, and financial and legal uncertainties. There can be no assurance that the Company will be able to locate and complete investments that satisfy its objectives or that the Company will be able to invest fully its available capital.

The Company may be subject to litigation from time to time in the ordinary course of its business.

The outcome of any such proceedings may affect the Company materially and adversely and may continue without resolution for long periods. Any litigation may consume substantial amounts of management's time and attention, and such time together with the Company's devotion of economic resources to litigation may be disproportionate to the amounts at stake in the litigation. Amounts expended on any such litigation, including any damage awards not covered by insurance will reduce the amount of cash available to shareholders adversely affecting investment returns. Under the company's governing documents, the Company generally will be responsible for indemnifying the Company's officers and directors and their affiliates, and related parties for costs they may incur with respect to such litigation not covered by insurance.

Political uncertainty may have an adverse impact on the Company's operating performance and results of operations.

General political uncertainty may have an adverse impact on the Company's operating performance and results of operations. In particular, the United States continues to experience significant political events that cast uncertainty on global financial and economic markets. It is presently unclear exactly what actions the new administration in the United States, will implement, and if implemented, how these actions may affect small business and lending in the United States. Any actions taken by a new United States administration may have a negative impact on the United States economy and on the businesses, financial conditions, results of operations and the valuation of United States companies, including the Company and its borrowers.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

To support growth initiatives, including strategic acquisitions, expansion of operations, or working capital needs, the Company may incur debt obligations from time to time. The use of debt financing involves fixed obligations to pay principal and interest, which could reduce the cash available for distributions to investors or for maintaining reserve funds intended to address operational contingencies or unexpected expenses. Additionally, debt financing typically involves

covenants, restrictions, or other contractual obligations that may limit the Company's flexibility in conducting business, pursuing additional financing, or responding to market opportunities. If the Company incurs variable rate debt, fluctuations in interest rates could materially increase borrowing costs, further reducing net cash flow and overall returns. Failure to generate sufficient cash flow to meet debt service obligations could result in defaults, acceleration of debt repayment, or other enforcement actions by lenders, any of which could adversely affect the Company's financial condition, operational flexibility, and ability to achieve its growth objectives.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have, for the foreseeable future, a negative impact on capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Equity compensation of directors and officers may create conflicts of interest.

The Company may provide directors, officers, and members of management with compensation in the form of stock, stock options, or other equity-based awards. While such arrangements are intended to align the interests of management with those of investors, they may also create potential conflicts of interest. For example, equity incentives may encourage directors and officers to pursue strategies or transactions that increase the short-term market value of the Company's Securities, even where such actions involve higher risk or may not be in the long-term best interests of the Company or its investors. In addition, equity-based compensation may influence decisions relating to mergers, acquisitions, or financing transactions in ways that disproportionately benefit management rather than all shareholders equally. Equity compensation also has the effect of diluting the ownership interests of existing investors, which may be material if significant amounts of stock or options are granted. Furthermore, the value of stock-based awards may create incentives for management to maintain employment or board positions primarily to maximize personal financial gain, regardless of whether their continued service is in the best interests of the Company. These potential conflicts of interest may impair objective decision-making and could adversely affect the Company's operations, governance, and the value of an investment in the Company.

The Company may, from time to time, compensate its legal counsel or other professional service providers with shares of the Company's stock or other equity-based instruments in lieu of, or in addition to, cash payments, including for services related to this Offering.

While this form of compensation may conserve cash for operations or expansion, it creates potential conflicts of interest. Legal counsel who hold an equity interest in the Company may be influenced, consciously or unconsciously, to take positions that favor short-term increases in the Company's valuation or the completion of transactions that enhance the value of their holdings, even if such actions are not aligned with the long-term interests of the Company or its investors. This alignment of professional compensation with ownership interests may compromise the objectivity of legal advice and increase the risk of decisions being made based on personal financial gain rather than independent judgment. Furthermore, compensating legal counsel with stock may subject the Company to additional risks relating to the perception of impartiality and independence. Investors and regulators may view such arrangements as impairing the ability of counsel to provide unbiased advice, especially where matters of corporate governance, securities compliance, or potential disputes among shareholders are concerned. In addition, the issuance of stock to service providers dilutes the ownership interests of existing shareholders, which may be significant if such compensation is used frequently or in large amounts. These potential conflicts of interest could adversely affect the Company's operations, decision-making processes, and the value of an investment in the Company.

Current uncertainty in global economic conditions, including volatility and inflation, could adversely affect our revenue and business.

Global inflation increased during 2024 and into 2025. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in and may continue to result in cost increases for labor, equipment, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain

materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strain on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits or otherwise be able to achieve its business plans.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies

on any member of our senior management team or on our other key employees.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

The Company operates in a highly competitive and rapidly evolving beauty, health, wellness, and personal-care industry.

The global beauty and personal care market—estimated at more than $625 billion in 2025 and projected to grow at a compound annual growth rate of approximately 5%—is driven by constant innovation, shifting consumer values, and increasing digital engagement. Within this dynamic environment, competition arises from large, established multinational corporations with significant marketing resources and distribution networks, as well as from smaller, independent brands and direct-to-consumer companies that can rapidly adapt to niche market trends. Private-label products from major retailers also exert downward pressure on pricing and margins. The Company's success depends on its ability to anticipate and respond to rapidly changing consumer demands, including preferences for sustainable, clean, and ethically sourced products, as well as interest in wellness-oriented and gender-inclusive formulations. In addition, the increasing importance of social media marketing, influencer partnerships, and e-commerce platforms require continual investment in brand development and digital capabilities. Failure to effectively innovate, maintain brand relevance, or compete across both traditional and online channels could result in reduced consumer interest, declining revenues, and loss of market share.

The Company's future growth depends on continued expansion of the beauty and personal-care sector and general economic stability.

Although industry research indicates that the global beauty and personal-care market is projected to continue expanding at a steady rate, such growth is inherently dependent on broader macroeconomic conditions that influence consumer confidence and discretionary spending. The Company's products and services, which may be considered non-essential or premium in nature, are particularly sensitive to fluctuations in disposable income and overall economic sentiment. Periods of inflation, rising interest rates, or recessionary pressure can lead consumers to reduce or delay purchases of higher-end or spa-related products, directly impacting sales volume and profitability. Additionally, disruptions in global supply chains, increased costs for raw materials, packaging, and transportation, or geopolitical instability could constrain production, reduce margins, or delay new product launches. Broader market volatility, fluctuations in currency exchange rates, and tightening credit conditions may further affect the Company's ability to finance growth initiatives or maintain pricing stability. As a result, prolonged economic instability or contraction in consumer demand could materially and adversely affect the Company's revenues, profitability, and long-term growth prospects.

The proliferation of new beauty brands and influencers may dilute consumer attention, increase marketing costs, and divert sales which the Company may have otherwise achieved.

The beauty and wellness industry has low barriers to entry, allowing hundreds of new brands and private labels to launch each year across e-commerce and social media platforms. This rapid influx of competing products and messaging contributes to brand saturation and consumer fatigue, making it increasingly difficult to capture and maintain audience attention. As consumer loyalty becomes more fragmented and short-lived, the Company may be required to spend substantially more on advertising, influencer partnerships, and promotional discounts to sustain brand awareness and engagement. These increased competition and marketing expenditures could compress profit margins, weaken overall brand equity, and reduce the Company's ability to achieve long-term differentiation in a crowded marketplace.

The Company's acquisition-based growth strategy exposes it to significant integration and execution risks.

Pursuing growth through the acquisition of multiple beauty, wellness, and personal-care brands requires extensive and careful due diligence, accurate valuation, and complex negotiation processes, each of which carries inherent uncertainty. Each target company may differ in operational structure, management style, corporate culture, technological systems, and regulatory compliance, making post-acquisition integration a challenging and resource-intensive endeavor. Misjudgments in determining fair purchase prices, overestimation of projected revenues, or underestimation of integration costs could lead to unanticipated financial losses, goodwill impairment, or write-downs of acquired assets. Delays or inefficiencies in combining business operations, aligning management teams, or standardizing internal systems may disrupt day-to-day operations, reduce operational efficiency, and dilute the performance of both acquired and legacy brands. Cultural differences between companies, including divergent management philosophies, employee expectations, or brand identities, could result in internal conflicts, reduced morale, or attrition of key personnel. Failure to effectively integrate acquisitions or realize the anticipated operational, marketing, and distribution synergies could materially reduce expected financial returns, compromise profitability, and diminish overall investor value, potentially affecting the Company's reputation and ability to pursue further growth opportunities.

There is a risk that anticipated synergies from acquisitions may not be achieved or may take longer than expected to materialize.

The Company's strategic projections assume cost savings through shared marketing, consolidated supply chains, and streamlined administrative functions. However, such efficiencies often take longer to implement than expected and may be offset by integration expenses, training costs, and internal disruptions. Differences in product formulations, branding strategies, or distribution models may further limit the ability to consolidate operations as planned. If these assumptions prove overly optimistic, or if integration costs exceed expectations, the Company's margins, cash flow, and overall profitability could be materially and adversely affected.

The Company's ability to maintain the leadership and creative vision of acquired brand founders is critical to post-acquisition success.

Many independent beauty brands rely heavily on the personal involvement and public persona of their founders to sustain consumer trust and authenticity. The Company's strategy to retain founders and key executives as equity partners may not always prevent departures, disputes, or misalignment of strategic goals. Loss of these individuals or failure to preserve the distinctive character of an acquired brand could erode its market position, weaken consumer loyalty, and reduce sales performance. Disagreements over brand direction, compensation, or creative control could also disrupt operations and diminish the long-term value of the acquisition portfolio.

The contemplated acquisition of in-house manufacturing capabilities introduces significant operational and capital risks.

Owning and operating a production facility requires substantial financial investment in infrastructure, specialized equipment, and ongoing maintenance to maintain efficient and safe operations. Compliance with complex regulatory, safety, and quality-control standards, including those imposed by the U.S. Food and Drug Administration (FDA), Occupational Safety and Health Administration (OSHA), and comparable international agencies, is mandatory and requires continuous monitoring, training, and documentation. Should the Company acquire a manufacturing facility, it will be required to hire and retain qualified personnel to manage production, quality assurance, and regulatory compliance, and must implement rigorous training programs and preventative maintenance schedules to avoid operational disruptions. Despite these measures, unexpected equipment failures, contamination events, labor disputes, or shortages of critical raw materials could interrupt production, delay shipments, and result in product recalls, lost sales, or reputational damage. Environmental compliance obligations, such as waste management, emissions control, and chemical handling, add further complexity and financial risk. Any regulatory violations, health and safety incidents, or environmental breaches could result in substantial fines, litigation, remediation costs, and long-term harm to the Company's brand credibility and customer trust. Additionally, integrating a manufacturing facility may introduce unforeseen operational inefficiencies or capital expenditures, which could adversely impact profitability and divert resources from other growth initiatives.

The Company's operations depend on the availability and cost stability of raw materials, packaging, and components.

Many of the Company's inputs—such as botanical extracts, essential oils, and packaging materials—are sourced from third-party suppliers, including international vendors. Global supply-chain disruptions, shipping delays, and fluctuations in commodity prices could materially increase production costs or delay fulfillment. Dependence on a limited number of

suppliers or specialized ingredients heightens the risk of interruption if a supplier discontinues operations or fails to meet quality standards. Persistent supply shortages or cost inflation could compress margins, impede product launches, and adversely affect revenue growth.

Product safety concerns, defects, or adverse consumer reactions could lead to liability claims or damage to brand reputation.

As a developer and marketer of skincare and fragrance products, the Company is subject to numerous risks inherent in product formulation, manufacturing, labeling, distribution, and sale. The development of cosmetic and personal care products involves complex processes and the use of multiple ingredients that may cause unexpected adverse reactions in certain consumers, even when products are formulated and tested in accordance with industry and regulatory standards. Despite the Company's implementation of rigorous quality assurance and safety protocols, there remains a risk of contamination, formulation error, or supplier non-compliance that could compromise product integrity. If any product is alleged to have caused injury, irritation, allergic reaction, or other adverse health effects, the Company could face consumer claims, product liability lawsuits, or regulatory investigations and enforcement actions by agencies such as the U.S. Food and Drug Administration (FDA) or the Federal Trade Commission (FTC). Such events may also trigger product recalls, mandatory or voluntary, which can be costly and operationally disruptive. Even unfounded claims can lead to significant legal expenses and management distraction.

Moreover, negative publicity or social media amplification of product safety concerns can quickly damage brand reputation and erode consumer trust, regardless of the factual accuracy of the underlying claims. In today's digital environment, reputational harm can spread rapidly and have long-lasting financial and operational consequences. Although the Company may maintain product liability and general business insurance, such coverage may not fully protect against all potential losses, claims, or litigation-related expenses, and certain exclusions or coverage limits may apply. Any significant product safety incident, recall, or related litigation could materially and adversely affect the Company's operations, financial condition, results of operations, and long-term brand value.

The Company's reliance on digital marketing, influencer relationships, and online sales exposes it to reputational and compliance risks.

Social media algorithms, advertising policies, and data privacy laws change frequently, potentially undermining the effectiveness of digital campaigns or increasing compliance burdens. Partnerships with influencers also carry reputational risks if those individuals engage in misconduct or fail to disclose paid relationships as required by FTC guidelines. Cybersecurity breaches or misuse of customer data could lead to regulatory fines and loss of consumer trust. Increased digital advertising costs, reduced engagement rates, or algorithmic changes on major platforms could materially diminish marketing returns and brand visibility.

The Company's relationships with major retail partners and spa distributors are critical to its success.

Sales through wholesale, spa, or white-label channels often represent a significant portion of total revenue. Any reduction in order volume, change in purchasing patterns, or contract termination by key retailers could materially affect revenue. In addition, private-label or white-label partnerships typically operate on thin margins and may create reliance on counterparties' financial stability and marketing efforts. Failure to maintain strong relationships or negotiate favorable terms with distributors could impair market access, constrain growth, and increase inventory risk.

The Company's plans to integrate artificial intelligence into its e-commerce and marketing platforms introduce technical and data-privacy risks.

Implementing AI-driven tools for personalization, analytics, and customer engagement requires significant investment in infrastructure, data integrity, and compliance with privacy regulations such as GDPR and CCPA. Software malfunctions, algorithmic bias, or security vulnerabilities could lead to reputational harm or legal exposure. Inadequate oversight of AI systems may result in inaccurate recommendations, customer dissatisfaction, or data misuse. Delays in deployment or higher-than-expected implementation costs could reduce anticipated efficiencies and strain operational resources.

The Company's international distribution initiatives expose it to complex foreign regulatory and operational risks.

Expanding into global markets requires strict adherence to a wide array of laws, regulations, and industry standards that vary significantly from country to country, including rules governing cosmetic labeling, ingredient safety, product testing, advertising claims, and environmental compliance. Noncompliance with these requirements can result in import bans, fines, product recalls, or seizure of inventory, any of which could materially disrupt sales and damage the Company's reputation. Beyond regulatory compliance, the Company faces operational risks associated with political instability, trade disputes, tariffs, embargoes, or abrupt changes in foreign trade policy that can increase costs, delay shipments, or restrict market access. Currency exchange rate volatility may further affect revenues and profitability in foreign markets. Establishing foreign subsidiaries, joint ventures, or distribution partnerships introduces additional legal, tax, and logistical challenges, including compliance with local corporate laws, employment regulations, and transfer-pricing rules. Furthermore, cultural differences, language barriers, and variations in consumer preferences may hinder marketing effectiveness and brand adoption abroad. Adverse developments in one or more international markets—whether regulatory, political, economic, or operational—could materially impact the Company's international sales, limit its ability to execute its global expansion strategy, and reduce overall profitability.

The Company's success depends on its ability to protect proprietary formulations, trade secrets, trademarks, and other intellectual property rights.

Intellectual property forms the foundation of the Company's competitive advantage, brand identity, and ability to differentiate its products in a crowded and highly competitive beauty, wellness, and personal-care market. The prevalence of counterfeit goods, imitation products, and unauthorized use of trademarks is widespread within the industry and can quickly undermine consumer trust and dilute brand value. The Company may be required to expend significant financial and managerial resources to monitor potential infringements, enforce its rights, and defend against claims that its products or branding infringe on third-party patents, copyrights, or trade dress. Such legal proceedings can be costly, time-consuming, and unpredictable, potentially diverting attention from business operations and strategic initiatives. Failure to adequately safeguard intellectual property could allow competitors to exploit the Company's innovative formulations, distinctive branding, or proprietary technologies, resulting in lost sales, reduced market share, and erosion of competitive advantage. Conversely, adverse outcomes in intellectual property litigation could require the Company to modify or discontinue certain products, pay damages or financial penalties, or comply with injunctions that restrict sales, all of which could materially impact revenues, profitability, and long-term growth prospects. Moreover, international expansion amplifies these risks, as intellectual property laws and enforcement mechanisms vary widely across jurisdictions, potentially limiting the Company's ability to protect its brands and innovations abroad.

The Company's acquisition and expansion plans require significant ongoing capital.

Growth through acquisition, marketing, and product development depends on access to sufficient funding from internal cash flow, debt facilities, or equity financing. If the Company's performance or broader capital markets conditions deteriorate, financing may become unavailable or costly. Raising additional equity capital could dilute existing investors, while debt financing may impose restrictive covenants limiting operational flexibility. Inadequate capital availability could delay acquisitions, constrain working capital, and hinder the Company's ability to execute its business plan as intended.

There is no assurance that investors will be able to realize liquidity or achieve a profitable return on investment.

The Company's Securities are expected to be illiquid and not publicly traded, meaning investors may be unable to sell their interests for an extended period. Future liquidity events, such as a sale, merger, or public offering, depend on management's ability to execute its growth strategy and market conditions at the time. Valuations of private companies in the beauty and wellness sector can fluctuate significantly based on consumer trends, investor sentiment, and economic conditions. As a result, investors may realize proceeds materially below expectations or may experience prolonged holding periods without liquidity.

The Company may enter into agreements or transactions with affiliates of the Company's management or its parent company, which could create conflicts of interest.

Such arrangements may not result from arm's-length negotiations and could favor the interests of affiliates over those of the Company or its investors. Compensation, service fees, or cost allocations involving related parties may lack independent oversight or competitive benchmarks. While the Company intends to implement governance measures to mitigate such conflicts, these procedures may not fully eliminate the appearance or effect of preferential treatment.

Decisions influenced by affiliate relationships could result in higher costs, reduced transparency, or adverse investor outcomes.

The Company's performance depends heavily on the skills, judgment, and experience of its executive management team.

The loss of one or more key executives, particularly those responsible for brand development, acquisitions, or operational leadership, could materially disrupt the Company's business and strategic plans. Recruiting and retaining experienced personnel in areas such as digital marketing, manufacturing, and finance is increasingly competitive within the beauty and consumer-products sectors. The need to offer equity incentives or above-market compensation to attract top talent may increase costs and dilute existing ownership. Failure to maintain a cohesive and capable leadership team could impair execution of the Company's growth strategy.

Despite efforts to diversify through acquisitions, the Company's portfolio may remain concentrated in certain product categories or distribution channels.

The Company's growth strategy is designed to expand its brand portfolio and reduce reliance on any single product line or market segment; however, achieving true diversification may take considerable time and capital. In the near to medium term, the Company's revenues may continue to depend heavily on a limited number of brands, hero products, or geographic markets, creating heightened sensitivity to changes in consumer demand, competitive pressures, or retail relationships within those segments. Adverse events—such as a decline in consumer interest in a key product category, loss of shelf space at a major retailer, or negative publicity affecting a flagship brand—could disproportionately impact the Company's overall financial performance. Concentration risk also extends to distribution channels; heavy reliance on online or spa-based sales could expose the Company to platform algorithm changes, shifts in consumer purchasing behavior, or operational disruptions among major retail partners. Furthermore, geographic concentration may leave the Company vulnerable to regional economic downturns, regulatory changes, or localized supply-chain disruptions. Limited diversification may therefore amplify the financial impact of adverse developments affecting a single brand, category, or market. Achieving and maintaining balanced diversification across products, distribution channels, and regions is essential to mitigating volatility, stabilizing revenue streams, and ensuring sustainable long-term growth.

The Company's success depends on its ability to attract, retain, and effectively manage qualified employees across all levels of the organization.

Competition for skilled personnel in the beauty, wellness, and personal-care industries is intense, particularly in areas such as product development, marketing, digital commerce, and manufacturing. The loss of key employees, including executives, brand managers, scientists, or creative talent, could disrupt operations, delay strategic initiatives, or adversely affect brand development and sales performance. Recruiting and retaining talent may require the Company to offer competitive compensation, equity incentives, or benefits, which could increase operating costs or dilute existing ownership. In addition, employee misconduct, errors, or failure to adhere to regulatory or company policies could lead to operational disruptions, reputational harm, or legal liability. Labor disputes, workforce shortages, or challenges in maintaining organizational culture and engagement may further impact productivity and the Company's ability to execute its growth strategy effectively.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company has set a Target Offering Amount of $10,000.00, and a Maximum Offering Amount up to $5,000,000.00 for Units at $500.00 per Unit. The minimum investment for each investor is $500.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. Fractional Units will not be issued by the Company. We must raise an amount equal to or greater than the Target Offering Amount by December 20, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, by the Company. We have the right to cancel or rescind our offer to sell the Units at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Units at any time for any reason.

Intermediary and Escrow

In order to purchase the Units, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with our Escrow Facilitator, Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

As compensation for the services provided by our intermediary, DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in this Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $2,000.00 monthly fee for account management and software access payable to DealMaker Securities LLC and its affiliates.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount.

Use of Proceeds	Maximum Offering Amount	Percentage	Target Offering Amount	Percentage
Fees to Intermediary(1)	$425,000.00	8.50%	$425.00	8.50%
Offering Expenses	$2,500.00	0.05%	$2,500.00	50.00%
Acquisitions	$2,286,250	45.73%	-	-
Working Capital/Reserves(2)	$2,286,250	45.73%	$2,075.00	41.50%
Total	**$5,000,000.00**	**100.00%**	**$5,000.00**	**100.00%**

(1) As compensation for the services provided by DealMaker Securities LLC, the company is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $2,000 monthly fee for account management and software access payable to DealMaker Securities LLC and its affiliates.

(2) Working capital may be used for general operational purposes, including raw materials, inventory and packaging procurement, manufacturing and supply chain costs, product development and testing, regulatory compliance, sales and marketing expenditures, retail and distribution support, operating expenses, debt service, liquidity management, and costs associated with integrating or supporting acquired brands or strategic initiatives. Management retains discretion to allocate working capital based on operational needs and market conditions

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Interests by completing the subscription process hosted by DealMaker Securities LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .1,000 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but have not yet had such commitments accepted by the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Units in exchange for their investment.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering, and the investor will receive securities in exchange for his or her investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until (i) all Interests have been sold or (ii) the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching the Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Offering Deadline.

DESCRIPTION OF SECURITIES

The rights and obligations of the shareholders are governed by the Company's Amended Certificate and Bylaws. The following summary covers certain significant provisions of these documents and is qualified in its entirety by the provisions of each. It is the intent of the Company that this Memorandum accurately summarize and represent the terms of the Amended Certificate and Bylaws. However, in the event that any term of this offering statement conflicts with either document, the respective document shall control rather than the offering statement. Each prospective investor should carefully study the Amended Certificate and Bylaws attached hereto as Exhibit B and Exhibit C, respectively, in their entirety before purchasing Units. Capitalized but undefined terms within this section shall have the meaning set forth in the Amended Certificate (including any series designations).

Common Stock

The Company has authorized 30,000,000 shares of Common Stock at no par value per share.

Rank

The Company's Common Stock ranks junior to the Series A Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding-up of the Company.

Distributions

Holders of the Common Stock of the Company will be entitled to receive when, as and if declared by the Board, cash dividends, pro rata based upon the number of shares of Common Stock held, after all payments owed to holders of the Series A Preferred Stock have been made.

Voting

Holders of the Company's shares of Common Stock may vote or provide consent on matters brought before the shareholders and have one vote per share of Common Stock.

Other Rights

Holders of the Common Stock have no redemption or preemptive rights.

Series A Preferred Stock

The Company has designated 30,000,000 shares of Series A Preferred Stock at no par value per share, which amount may be increased or decreased by the Board.

Rank

The Series A Preferred Stock ranks senior to the Company's Common Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding-up of the Company, and (ii) on parity with any other series of Preferred Stock unless otherwise stated in the designation for such series of Preferred Stock.

Voting Rights

Holders of Series A Preferred Stock have no voting rights except as provided for by the Texas Business Organization Code or as expressly provided for in the Amended and Restated Certificate of Formation.

Dividends

Holders of record of the Series A Preferred Stock will not be entitled to receive dividends other than in a Liquidation Event as below detailed.

Liquidation, Dissolution, and Winding Up

In the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, including any sale, transfer or other disposition of all or substantially all of the assets of the Corporation (a "**Liquidation Event**"), each holder of Series A Preferred Stock shall be entitled to ratably receive, out of the assets of the Company legally available for distribution to its shareholders, an amount equal to $10.00 per share (the "**Stated Value**") of Series A Preferred Stock (the "**Liquidation Payment**"). After the payment in full of the Liquidation Payment, the holders of Series A Preferred Stock shall not participate further in the distribution of any remaining assets of the Corporation.

Call of Shares

The Company may, at its sole option, redeem or call the shares of Series A Preferred Stock, in whole or in part, any time after three years from the original issuance date of the shares, in cash, upon giving not less than ten (10) business days' prior written notice to any holders whose shares are being redeemed. The Company shall call shares pro rata from the holders. Holders of shares of Series A Preferred Stock being redeemed shall receive the Stated Value for the shares being redeemed (the "**Call Price**"). The Call Price must be paid by the Company within thirty (30) days of the date of notice of the call provided to the holders for uncertificated shares and thirty (30) days from surrender for certificated shares. Upon the Company's exercise of its call right and payment of the Call Price, all rights of the holders with respect to the called shares, including the right to receive future dividends, shall terminate and such shares shall become retired. In the case of called certificated shares, the holder must surrender to the Company the certificate thereof within fifteen (15) business

days of receipt of notice of the call for the certificated shares. An investor's rights to receive royalty payments will terminate once it no longer holds shares of Series A Preferred Stock.

Status of Series A Preferred Stock Upon Retirement.

Shares of Series A Preferred Stock that are called pursuant to the process described above shall be retired pursuant to the Texas Business Organizations Code, or any successor provision, and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Company without designation as to a specific series.

Preemptive, Conversion, and Shareholder Redemption Rights

Holders of Series A Preferred Stock are not entitled to preemptive rights to acquire additional capital stock of the Company, conversion rights, or shareholder redemption rights.

Transfer of Shares

Transfer of shares of the Company shall be made in the manner specified in any applicable law of the State of Texas, the Articles of Incorporation and any shareholders agreement. The Company shall maintain stock transfer books, and any transfer shall be registered thereon only on request and surrender of the stock certificate representing the transferred shares, duly endorsed. The Company shall have the absolute right to recognize as the owner of any shares of stock issued by it, the person or persons in whose name the certificate representing such shares stands according to the books of the Company for all proper corporate purposes, including the voting of the shares represented by the certificate at a regular or special meeting of shareholders, and the issuance and payment of dividends on such shares.

Notwithstanding the foregoing, pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;
- To an accredited investor;
- As part of an offering registered with the Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Indemnification

No director of the Company shall incur any personal liability arising from the corporate activities conducted by such officer in his capacity as such, except in the case of gross negligence or willful misconduct. The Company shall indemnify its directors and their heirs and legal representatives against all damages, judgments and other liabilities, including all reasonable costs, charges and expenses, including attorneys' fees and costs, and any amount paid to settle any action provided such settlement has been approved by the Company, incurred by them in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having served in such capacity if (a) such person acted honestly and in good faith with a view to the best interests of the Company, (b) in the case of a criminal or administrative action or proceeding such person had reasonable grounds for believing that his or her conduct was lawful, and (c) whether or not such person is still serving in such capacity at the time of such action or judgment.

Master Royalty Agreement

As part of this Offering, investors in the Series A Preferred Stock will be entitled to receive certain monthly royalty payments pertaining to the Company's sales of its products as summarized herein pursuant to the Master Royalty Agreement attached as Exhibit H. Please review Exhibit H for a full description of investors' rights to receive a monthly royalty payment. Capitalized but otherwise undefined terms will have the meaning given in the Master Royalty Agreement.

Subject to available cash as determined by the Company, holders of the Series A Preferred Stock will be entitled to receive a pro rata share of six percent (6%) of the monthly Net Sales (defined below) of the Company (the "**Monthly Royalty Payment**") calculated by dividing the number of Shares of Series A Preferred Stock held by all Investors by all issued and outstanding Shares of Series A Preferred Stock held by Investors. Investors will be entitled to receive their corresponding Monthly Royalty Payment with respect to the first full calendar month immediately following their investment in the Series A Preferred Stock.

"**Net Sales**" means the total revenues received by the Company and its direct and indirect subsidiaries from the sale of its products, provision of services, or other revenue-generating activities conducted in the ordinary course of business during the applicable month, as determined in accordance with generally accepted accounting principles on a consistent basis and after taking into consideration as returns, refunds, discounts or other similar items. More specifically, "Net Sales shall exclude: (a) intercompany sales or transfers between the Corporation and any subsidiary or between subsidiaries; (b) sales or transfers of assets not made in the ordinary course of business, including the sale of capital assets, securities, or other investments; (c) customer returns, allowances, chargebacks, and sales or use taxes collected on behalf of governmental authorities; and (d) any extraordinary or nonrecurring revenues, as determined by the Company's Board of Directors in good faith.

Minimum Monthly Royalty. If for any given month, the Monthly Royalty Payment made to an Investor does not result in Investor receiving a Monthly Royalty Payment equal to or greater than an amount equal to an annualized yield of eight percent (8%) on the Stated Value multiplied by the number of Shares of Series A Preferred Stock held by Investor on the last day of the corresponding month calculated on the basis of twelve (12) equal monthly installments, subject to the availability of funds, the Company will distribute to Investor an amount equal to the difference (shortfall) of the Monthly Royalty Payment that Investor receives and the Monthly Minimum Payment based upon Investor's Investment Amount.

Maximum Royalty Payment. Notwithstanding Section the Minimum Monthly Payment described above, if for any given calendar year, the Monthly Royalty Payments made to Investor will result in Investor receiving an amount equal to or greater than an annualized yield of twenty percent (20%) on the Investment Amount (the "**Maximum Royalty Payment**"), Investor will not be entitled to or receive any amount in excess of the Maximum Royalty Payment with respect to such calendar year.

Timing of Payment of Monthly Royalty Payment. Subject to the availability of legally distributable funds under applicable law, the Company will make payments of the Monthly Royalty Payment to Investor by the thirtieth (30th) day immediately following the end of each calendar month. Investors become eligible to receive Monthly Royalty Payments for each full calendar month immediately following their investment in Series A Preferred Stock.

Termination of Agreement. This Agreement shall automatically terminate when Investor no longer holds any Shares of Series A Preferred Stock.

Dilution. While investors are entitled to receive the Monthly Minimum Payment, investors will be subject to dilution as more investors are offered royalties in this Offering and in subsequent offerings. Investors will ratably share the six percent (6%) of the monthly Net Sales of the Company. The Company anticipates that ongoing strategic acquisitions will increase overall sales, which could mitigate—but not necessarily eliminate—the impact of such dilution on the amount of the monthly sales royalty. The amount of dilution cannot be determined at this time.

Priority. The royalty payments granted through this Master Royalty Agreement will have priority over all other royalties granted by the Company.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Amended Certificate and Bylaws of the Company, subject to the provisions of Texas Law, contain provisions which allow them to indemnify their managers, officers, and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, may be unenforceable.

Additional Issuances of Securities

Following your investment in the Company, the Company may, respectively, sell additional Securities or shares of capital stock to existing or additional investors, which will dilute your ownership interest in the Company. An investor will not have the opportunity to increase its investment in the Company. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. This could occur through the authorization and issuance of other classes of stock in the Company which could be offered on better or worse terms than what are offered herein.

Conflicts of Interest and Transactions with Related Parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company. By acquiring Units, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Management of the Company may be involved with similar investments or businesses. The Company's management and their affiliates may manage or hold ownership interest in other business entities engaged in making similar investments to those contemplated to be made by the Company. Management and their affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations. The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a credit facility agreement with an entity affiliated with the Company's majority owner dated June 1, 2025, with a maximum borrowing capacity of up to $3,000,000. Borrowings under the facility are evidenced by promissory notes, bear interest at 1% per month, and are payable on demand. The agreement is secured by a first-priority lien on substantially all assets of the Company, including inventory. In addition to interest, the Company is required to remit a royalty equal to 3% of gross sales, payable quarterly, until all outstanding amounts are repaid in full. The balance of the loan was $1,276,181 as of December 31st, 2025.

A board member owns entities that made purchases on behalf of the Company at favorable rates, with the Company reimbursing those costs. The board member also executed inventory relief transactions, occasionally processed through other Company-associated accounts within the platform, to clear obsolete inventory, move trade show samples, and ensure proper write-off across applicable records. During 2025, the Company transferred inventory to related parties at no consideration. The carrying value of such inventory, totaling $17,955, was recognized as cost of revenue during the period.

Management, certain shareholders, and their affiliates will receive compensation from the Company. Management, certain shareholders, and their affiliates will receive various forms of compensation from the Company, including management fees, administrative reimbursements, and other payments for services rendered. The terms of such compensation arrangements have not been, and may not in the future be, established through arms-length negotiations with independent third parties. Instead, they are determined by the Company's management or affiliates, who may have a direct or indirect financial interest in the outcome. As a result, there is a risk that such payments could exceed amounts that would otherwise be paid for similar services obtained from unrelated service providers in a competitive market.

Because the same individuals or entities may control both the Company and its affiliates, there exists the potential for self-dealing and conflicts of interest. Management may be incentivized to recommend or approve additional services, enter into higher-cost arrangements, or structure transactions in a manner that increases compensation to affiliates rather than maximizes value for investors. These relationships could also discourage strict oversight, objective evaluation of performance, or renegotiation of fee terms since the parties involved may benefit personally from the continuation of existing arrangements. Furthermore, there is no assurance that all such affiliate transactions will be reviewed or approved by disinterested members or that comparable terms could not have been obtained from unaffiliated third parties. As a result, investors may bear the financial consequences of any excessive or non-market compensation arrangements, which could reduce the Company's net income, cash flow available for distributions, or overall investment returns.

Management and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the members of management of the Company and certain of their affiliates, and it is anticipated that such multiple representations may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

Compensation of legal counsel in equity may create conflicts of interest. The Company may, from time to time, and in connection with this Offering, compensate its legal counsel or other professional service providers with shares of the Company's stock or other equity-based instruments in lieu of, or in addition to, cash payments. While this form of compensation may conserve cash for operations or expansion, it creates potential conflicts of interest. Legal counsel who hold an equity interest in the Company may be influenced, consciously or unconsciously, to take positions that favor short-term increases in the Company's valuation or the completion of transactions that enhance the value of their holdings, even if such actions are not aligned with the long-term interests of the Company or its investors. This alignment of professional compensation with ownership interests may compromise the objectivity of legal advice and increase the risk of decisions being made based on personal financial gain rather than independent judgment. Furthermore, compensating legal counsel with stock may subject the Company to additional risks relating to the perception of impartiality and independence. Investors and regulators may view such arrangements as impairing the ability of counsel to provide unbiased advice, especially where matters of corporate governance, securities compliance, or potential disputes among shareholders are concerned. In addition, the issuance of stock to service providers dilutes the ownership interests of existing shareholders, which may be significant if such compensation is used frequently or in large amounts. These potential conflicts of interest could adversely affect the Company's operations, decision-making processes, and the value of an investment in the Company.

Dilution

The shares of capital stock represented by the Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. If the Company issues additional shares, an investor's ownership in the Company will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into shares.

If the Company decides to issue more Units or other securities, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of

value, it’s important to realize how the value of those securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in “Dilution” above, the valuation of the Company will determine the amount by which the investor’s stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the Company differently. They may use a different valuation method, or different assumptions about the company’s business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down. Fundamental Brands' pre-money implied valuation is $165,060,000. The implied valuation was calculated by multiplying the total number of shares outstanding (TSO) by the price per share offered in this raise. This is a pre-money implied valuation — meaning it reflects the company's value before any new funds raised in this offering are added.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company’s assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Units may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company’s principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company’s governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors’ returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor’s investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the Company are attached to this Form C as Exhibit E.

The Company

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Operations

The Company is currently generating revenue but is not yet profitable.

Liquidity and Capital Resources

As of the date of this offering statement, the Company does not have cash or cash equivalents or assets that can be liquidated. The Company has various capital commitments, including (i) an agreement to repay loaned amounts by an affiliate of management to cover Offering expenses incurred by the Company which will be repaid with Offering proceeds if we raise the Target Offering Amount, (ii) an agreement to white label products for CVS, and (iii) a non-binding letter of intent to acquire eighty-five percent (85%) of the outstanding shares of Great American Beauty, LLC and its affiliated entities (collectively, "GAB") for a combination of cash and stock equal to $18 million. The Company's sole source of capital until it becomes profitable will be proceeds raised through securities offerings. The Company may also elect to utilize debt financing to fund Company operations.

Plan of Operations

Over the next 12 months, the Company will accelerate online DTC growth by elevating branding and website experience and strengthening omnichannel digital marketing efforts. It will prioritize organic and paid social media to increase reach, engagement, and conversion, supported by targeted influencer programs and strategic brand partnerships to build credibility and deepen consumer connection. Each brand will benefit from a unified performance marketing framework, strategic content development, and optimized acquisition funnels to scale online revenue efficiently. The Company will also look to expand retail distribution in key markets with partners (in both Company branding and private-label scenarios) that align with each brand's core values and positioning. In addition, the Company will pursue acquisition discussions underway, continue to identify brand opportunities for acquisition, and simultaneously introduce new formulations to enhance its product portfolio. The capital raised through this Offering will not be sufficient to cover the plan of operations for the next twelve months and therefore the Company intends to raise additional capital through other exempt offerings described herein.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any material transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-

law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Memorandum, management has advanced approximately $1,276,181.00 through Fundamental Credit Advisors LLC, which will be repaid through Offering proceeds, or for which Units may be issued on the same terms offered herein to investors. The loan carries a one percent (1%) interest rate per month (12% annual), is payable on demand, and until paid, Fundamental Credit Advisors LLC will receive a three (3%) percent royalty of Net Sales.

MATERIAL TAX CONSIDERATIONS

General

The following discussion summarizes certain U.S. federal income tax considerations relevant to an investment in the Company. This summary is for general informational purposes only and does not constitute legal or tax advice. It is based on current provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), applicable Treasury Regulations, administrative rulings, and judicial decisions, all of which are subject to change, possibly with retroactive effect. Any such change could materially affect the tax consequences described herein. Prospective investors are strongly urged to consult their own tax advisors regarding the specific tax consequences to them of an investment in the Company, including federal, state, local, and foreign tax consequences, and the potential impact of changes in applicable tax law.

Corporate Taxation

The Company intends to be taxed as a C corporation for U.S. federal income tax purposes. As such, the Company will be subject to U.S. federal income tax on its taxable income at applicable corporate tax rates. Corporate-level income taxes reduce the amount of cash available for distribution to shareholders. Dividends, if and when paid to shareholders, will generally be taxable to the recipients as dividend income to the extent of the Company's current and accumulated earnings and profits, and may be eligible for the preferential tax rate applicable to "qualified dividends" received by individual U.S. taxpayers. Dividends in excess of earnings and profits will generally be treated as a return of capital, reducing a shareholder's tax basis in the shares, and thereafter as capital gain once the basis has been reduced to zero.

Double Taxation

Because the Company is taxed as a corporation, shareholders are subject to a "double taxation" regime: (1) the Company pays tax on its income, and (2) shareholders pay tax again on dividends received or capital gains realized upon disposition of shares. This differs from "pass-through" entities such as partnerships or S corporations, where income is generally taxed only once at the investor level.

Taxation of Dispositions of Shares

Upon the sale, exchange, or other taxable disposition of Company stock, a shareholder will generally recognize capital gain or loss equal to the difference between the amount realized on the disposition and the shareholder's adjusted tax basis in the stock. Capital gains recognized by individuals with respect to shares held for more than one year are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Alternative Minimum Tax and Net Investment Income Tax

Individual shareholders may be subject to the 3.8% tax on net investment income ("NIIT"), which applies to dividends and capital gains recognized upon the sale of shares, depending on the shareholder's income level. Corporations may also be subject to the corporate alternative minimum tax under certain conditions.

State and Local Taxes

In addition to federal income taxes, shareholders may be subject to state and local income taxes in jurisdictions where they reside or in which the Company operates. The treatment of corporate income and dividends at the state level varies, and investors should consult their own tax advisors regarding the impact of these taxes on their investment.

Foreign Investors

Non-U.S. investors (foreign persons) may be subject to U.S. federal income tax withholding on dividends paid by the Company and on certain gains realized from the disposition of Company shares if such shares are considered "U.S. real property interests." The applicable withholding rates and filing obligations depend on various factors, including the provisions of any applicable income tax treaty. Foreign investors are urged to consult with tax counsel regarding U.S. and foreign tax consequences of ownership and disposition of the shares.

Tax Reporting Requirements

Shareholders may be required to provide certain information to the Company or the Internal Revenue Service ("IRS") to avoid backup withholding. Failure to furnish required taxpayer identification information may result in backup withholding on dividends and other payments made by the Company.

Changes in Tax Law

Future legislative, judicial, or administrative changes in federal, state, local, or foreign tax laws, or in the interpretation or enforcement of existing tax rules, could materially and adversely affect the Company and its investors. Congress, the Internal Revenue Service ("**IRS**"), the Department of the Treasury, and various state and local taxing authorities frequently propose and enact amendments to the tax laws and issue new regulations and guidance interpreting existing provisions. Such changes could alter the taxation of the Company's income, the deductibility of certain expenses, the treatment of dividends or gains recognized by shareholders, or the availability of certain tax credits or incentives.

In addition, judicial decisions or administrative rulings interpreting tax statutes or regulations may differ from current interpretations and could be applied retroactively, potentially increasing the Company's or its shareholders' tax liabilities for prior periods. The timing, nature, and scope of any such changes are unpredictable and may occur with little or no advance notice. There can be no assurance that existing tax laws, rates, or interpretations favorable to the Company or its shareholders will remain in effect or that future changes will not adversely affect the Company's after-tax profitability, the value of the shares, or the after-tax returns to investors. Investors should be aware that the ultimate tax consequences of their investment could differ materially from those anticipated at the time of investment.

Consultation with Tax Advisors

Each prospective investor should consult their own independent tax advisor regarding the specific tax consequences of an investment in the Company in light of their individual circumstances, including the potential application of U.S. federal, state, local, and foreign tax laws, as well as any changes to such laws after the date of this Memorandum.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member of the Company that is an employee benefit plan or trust (an "**ERISA Plan**") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974, or an individual retirement account ("**IRA**") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, management of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which

may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "**Plan Regulations**") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intend to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the assets of the Company will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the shares so that equity participation of benefit plan investors will not be considered "significant."

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY, OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Units described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Units described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

Ongoing Reporting

Following the first sale of the Units, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.fundamental-brands.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. In addition, neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016. Furthermore, the Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Updates

Updates regarding the progress of the Company in meeting the Target Offering Amount will be filed with the SEC through a Form C-U and will disclose its progress in meeting the Target Offering Amount no later than five (5) business days after each of the dates when the Company reaches fifty percent (50%) and one hundred percent (100) of the Target Offering Amount, unless the Company' posts it on our Offering page.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Units:

Exhibit B	Amended and Restated Articles of Incorporation
Exhibit C	Bylaws
Exhibit D	Subscription Agreement
Exhibit E	Financial Statements
Exhibit F	Intermediary Contract
Exhibit G	Escrow Agreement
Exhibit H	Master Royalty Agreement
Exhibit I	Offering Page
Exhibit J	Video Transcript

EXHIBIT B

Amended and Restated Articles of Incorporation

Form 414
(Revised 09/13)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions

Restated Certificate of Formation With New Amendments

This space reserved for office use.

Entity Information

The name of the filing entity is:

Fundmental Brands Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☒ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company
- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 806047542

The date of formation of the filing entity is: May 19, 2025

Statement of Approval

Each new amendment has been made in accordance with the provisions of the Texas Business Organizations Code. The amendments to the certificate of formation and the restated certificate of formation have been approved in the manner required by the Code and by the governing documents of the entity.

Required Statements

The restated certificate of formation, which is attached to this form, accurately states the text of the certificate of formation being restated and each amendment to the certificate of formation being restated that is in effect, and as further amended by the restated certificate of formation. The attached restated certificate of formation does not contain any other change in the certificate of formation being restated except for the information permitted to be omitted by the provisions of the Texas Business Organizations Code applicable to the filing entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☒ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of the future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned affirms that the person designated as registered agent in the restated certificate of formation has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: December 3, 2025

Fundamental Brands Inc.
Name of entity (see Execution instructions)

[signature]
Signature of authorized individual (see instructions)

Gary Leonard
Printed or typed name of authorized individual

Attach the text of the amended and restated certificate of formation to the completed statement form. Identify the attachment as "Restated Certificate of Formation of [Name of Entity]."

RESTATED
CERTIFICATE OF FORMATION
OF
FUNDAMENTAL BRANDS INC.

Fundamental Brands Inc. (the "**Corporation**"), a corporation organized and existing under the laws of the State of Texas, hereby certifies as follows:

1. The Restated Certificate of Formation set forth herein was duly approved by the board of directors of the Corporation (the "**Board of Directors**") on December 2, 2025

2. The Corporation was originally incorporated in the State of Texas on May 19, 2025 pursuant to the Certificate of Formation filed with the Secretary of State of the State of Texas on that date (the "**Original Certificate**").

3. The Original Certificate is hereby restated in its entirety as follows:

ARTICLES

ARTICLE 1 – ENTITY NAME AND TYPE

The filing entity being formed is a for-profit corporation. The name of the entity is Fundamental Brands Inc.

ARTICLE 2 – REGISTERED AGENT AND REGISTERED ADDRESS

The registered agent for the Corporation is an individual resident of the state whose name is set forth below:

Gary Leonard
Corporate Secretary
Fundamental Brands Inc.
767 Strawberry Pines Ct
Houston, TX 77009

ARTICLE 3 – DIRECTORS

The number of directors constitution the current Board of Directors and the names and addresses of the persons who are to serve as directors until the next annual meeting of shareholders or until their successors are elected and qualified are as follows:

Director 1

Jack Takacs
124 N. Swinton Ave
Delray Beach, FL 33444 US

Director 2

Sam Genovese
124 N. Swinton Ave
Delray Beach, FL 33444 US

Director 3

Edward Klayman
124 N. Swinton Ave
Delray Beach, FL 33444 US

ARTICLE 4 - AUTHORIZED SHARES

The total number of shares the Corporation is authorized to issue is 60,000,000. The Corporation is authorized to issue 30,000,000 shares of common stock ("**Common Stock**") no par value and 30,000,000 shares of preferred stock ("**Preferred Stock**") no par value.

(A) Preferred Stock.

(i) Series A Preferred Stock.

1. **Designation; Number of Shares; Rank.**

   a. **Designation; Number of Shares.** A series of Preferred Stock, designated Series A Preferred Stock ("**Series A Preferred Stock**"), is hereby established. The Series A Preferred Stock shall have no par value be per share. The number of authorized and designated shares of Series A Preferred Stock shall be 30,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred Stock below the number of shares of Series A Preferred Stock then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or other rights to acquire shares of Series A Preferred Stock.

   b. **Rank.** The Series A Preferred Stock ranks senior to the Corporation's Common Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding-up of the Corporation, and (ii) on parity with any other series of Preferred Stock unless otherwise stated in the statement of designation for such series.

2. **Dividends.** Except as described in Section (B)(III)(3) of Article 4 below, the holders of Series A Preferred Stock shall not be entitled to receive dividends when, and if, called by the Board of Directors.

3. **Liquidation, Dissolution, and Winding Up.** In the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, including any sale, transfer or other disposition of all or substantially all of the assets of the Corporation (a "**Liquidation Event**"), each holder of Series A Preferred Stock shall be entitled to ratably receive, out of the assets of the Corporation legally available for distribution to its shareholders, an amount equal to $10.00 per share (the "**Stated Value**") of Series A Preferred Stock (the "**Liquidation Payment**"). After the payment in full of the Liquidation Payment, the holders of Series A Preferred Stock shall not participate further in the distribution of any remaining assets of the Corporation.

4. **Voting Rights.** Holders of Series A Preferred Stock have no voting rights except as provided for by the Texas Business Organization Code or as expressly provided for in this Restated Certificate of Formation.

5. **Corporation Call.** The Corporation may, at its sole option, call the shares of Series A Preferred Stock, in whole or in part, any time after three years from the original issuance date of the shares, in cash, upon giving not less than five (5) business days' prior written notice to any holders whose shares are being redeemed. The Corporation shall call shares pro rata from the holders. Holders of shares of Series A Preferred Stock being redeemed shall receive the Stated Value for the shares being redeemed (the "**Call Price**"). For non-certificated shares, the Call Price must be paid by the Corporation within thirty (30) days of the date of notice of the call provided to the Holders. For certificated shares, the Call Price must be paid by the Corporation within thirty (30) days after the surrender to the Corporation the certificates thereof. . Upon the Corporation's exercise of its call right and payment of the Call Price, all rights of the holders with respect to the called shares shall terminate and such shares shall become retired. In the case of called certificated shares, the holder must surrender to the Corporation the certificate thereof within fifteen (15) business days of receipt of notice of the call for the certificated shares.

6. **Status of Series A Preferred Stock Upon Retirement.** Shares of Series A Preferred Stock that are called pursuant to the process described above shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to a specific series.

7. **Conversion Rights.** There are no conversion rights for the Series A Preferred Stock.

8. **Series A Preferred Stock Not Redeemable; No Sinking Fund.** Holders of the Series A Preferred Stock are not entitled to request a redemption of their shares of Series A Preferred Stock. Only the Corporation may initiate a call of the shares of Series A Preferred Stock pursuant to Section 5 above. The shares of Series A Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

9. **No Preemptive Rights.** Holders of Series A Preferred Stock shall not be entitled to preemptive rights to acquire additional capital stock of the Corporation.

ARTICLE 5 - PURPOSE

The purpose for which the Corporation is formed is for the transaction of any and all lawful business for which a for-profit corporation may be organized under the Texas Business Organizations Code.

ARTICLE 6 – DIRECTOR LIABILITY

(A) A director shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the laws of the State of Texas ("**Texas Law**"), except for intentional misconduct, bad faith, fraud, or a knowing violation of law.

(B) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of the Corporation or is or was serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Texas Law. The right to indemnification conferred in this ARTICLE 6 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Maryland Law. The right to indemnification conferred in the ARTICLE 6 shall be a contract right.

(C) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Texas Law.

(D) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under Texas Law.

(E) The rights and authority conferred in this ARTICLE 6 shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(F) Neither the amendment nor repeal of this ARTICLE 6, nor the adoption of any provision of this Restated Certificate of Formation or the bylaws of the Corporation, nor, to the fullest extent permitted by Texas Law, any modification of law, shall eliminate or reduce the effect of this ARTICLE 6 in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

ARTICLE 7 – AMENDMENT

The Corporation shall have the right, subject to any express provisions or restrictions contained in the Restated Articles of Incorporation or bylaws of the Corporation, from time to time, to amend the Restated Articles of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Restated Articles of Incorporation or any amendment thereof are subject to such right of the Corporation.

ARTICLE 8 – WRITTEN CONSENT

Any action which may be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice, and without a vote, only if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of all the outstanding capital stock of the Corporation required to approve such action.

This Restated Certificate of Formation of the Corporation has been approved by the directors and stockholders of the Corporation and has been amended in accordance with the Texas Business Organizations Code. The undersigned acknowledges that this is an act of the above-named Corporation, and verifies, under the penalties for perjury, that the matters and facts stated herein, which require such verification, are true and accurate, to the best of his/her knowledge, information and belief.

SIGNED BY:

By: ______________________
Signature

Gary Leonard
Name

Chief Legal Officer & Corporate Secretary
Title

December 3, 2025
Date

EXHIBIT C

Bylaws

Exhibit A

REVISED AND AMENDED BYLAWS
OF
FUNDAMENTAL BRANDS INC.

ARTICLE I - OFFICES

The principal office of Fundamental Brands Inc., a Texas corporation (the "Company") shall be located at 124 N Swinton Ave., Delray Beach, Florida 33444. The Board of Directors of the Company (the "Board") shall have the power and authority to establish and maintain branch or subordinate offices at any other location.

ARTICLE II - SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held annual on the 30th day of June in each year, beginning with the year 2026, at 10:00 a.m., for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the US or any state where a shareholder is located, such meeting shall be held on the next succeeding business day. If the election of directors is not held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board shall cause the election to be held at a special meeting of the shareholders as soon thereafter as is convenient.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board, and shall be called by the President at the request of the holders of not less than half of all the outstanding shares of the Company entitled to vote at the meeting.

Section 3. Place of Meeting. The Board may designate any place of meeting for any annual meeting or for any special meeting called by the Board. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place as the location for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Company.

Section 4. Notice of Meeting. Written or printed notice stating the place, day, and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 48 hours nor more than fifteen days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the secretary, or the officer or persons calling the meting, to each shareholder of record entitled to vote at such meting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Company, with postage thereon prepaid.

Section 5. Closing Transfer Books or Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or to make a determination of shareholders for any other proper purpose, the Board of the Company may provide that the stock transfer books shall be closed for a stated period, but not to exceed 30 days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of, or to vote at, a meeting of shareholders, such books shall be closed for at least 30 days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any event to be not more than 30 days, and in case of a meeting of shareholders, not less than 30 days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of, or to vote at, a meeting of shareholders, or of shareholders entitled to receive payment of a dividend, the date that notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the stock transfer books and the stated period of closing has expired.

Section 6. Quorum. A majority of the outstanding shares of the Company entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of such outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. The

shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 7. Proxies. At all meetings of shareholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Company before or at the time of the meeting. No proxy shall be valid after two (2) months from the date of its execution unless otherwise provided in the proxy.

Section 8. Voting of Shares. Subject to the provisions of any applicable law, or of the Articles of Incorporation of the Company, each outstanding share entitled to vote shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 9. No Personal Liability. No officer of the Company shall incur any personal liability arising from the corporate activities conducted by such officer in his capacity as such, except in the case of gross negligence or willful misconduct. The Company shall indemnify its officers and their heirs and legal representatives against all damages, judgments and other liabilities, including all reasonable costs, charges and expenses, including attorneys' fees and costs, and any amount paid to settle any action provided such settlement has been approved by the Company, incurred by them in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having served in such capacity if (a) such person acted honestly and in good faith with a view to the best interests of the Company, (b) in the case of a criminal or administrative action or proceeding such person had reasonable grounds for believing that his or her conduct was lawful, and (c) whether or not such person is still serving in such capacity at the time of such action or judgment.

ARTICLE III - BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Company shall be managed by its Board.

Section 2. Number, Tenure, and Qualifications. The number of directors of the Company shall be three (3). Directors shall be appointed by the Company's sole shareholder and/or elected at the annual meeting of shareholders. The term of office of each director shall be until replaced by the Company's sole shareholder or the election and qualification of his successor. Directors need not be residents of the State of Texas or Florida and the directors do not need to be shareholders of the Company.

Section 3. Regular Meetings. A regular meeting of the Board shall be held without notice other than this bylaw immediately after and at the same place as the annual meeting of shareholders. The Board may provide, by resolution, the time and place for holding additional regular meetings without other notice than such resolution. Additional regular meetings shall be held at the principal office of the Company in the absence of any designation in the resolution.

Section 4. Special Meetings. Special meetings of the Board may be called by or at the request of either director and shall be held at the principal office of the Company or at such other place as the directors may determine.

Section 5. Notice. Notice of any special meeting shall be given at least 48 hours before the time fixed for the meeting, by written notice delivered personally or mailed to each director at his business address, by fax or by e-mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid three days prior to the commencement of the above-stated notice period. If notice is given by fax or e-mail, such notice shall be deemed to be delivered when the fax or e-mail is delivered or sent to the director. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice or waiver of notice of such meeting.

Section 6. Quorum. The presence of both directors shall be required for quorum.

Section 7. Board Decisions. The unanimous act of the directors present at a meeting at which a quorum is present shall be the act of the Board.

Section 8. Vacancies. Any vacancy occurring in the Board may be filled by the appointment of the remaining director though less than a quorum of the Board. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose.

Section 9. Compensation. By resolution of the Board, the directors may be paid their expenses, if any, of attendance at each meeting of the Board, and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor.

Section 10. Presumption of Assent. A director of the Company who is present at a meeting of the Board at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 11. No Personal Liability. No director of the Company shall incur any personal liability arising from the corporate activities conducted by such officer in his capacity as such, except in the case of gross negligence or willful misconduct. The Company shall indemnify its directors and their heirs and legal representatives against all damages, judgments and other liabilities, including all reasonable costs, charges and expenses, including attorneys' fees and costs, and any amount paid to settle any action provided such settlement has been approved by the Company, incurred by them in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having served in such capacity if (a) such person acted honestly and in good faith with a view to the best interests of the Company, (b) in the case of a criminal or administrative action or proceeding such person had reasonable grounds for believing that his or her conduct was lawful, and (c) whether or not such person is still serving in such capacity at the time of such action or judgment.

Section 12. Committees. The Board may from time to time appoint committees, or subcommittees, in addition to those required by this By-law, as it deems necessary. A committee so appointed shall report to the Board. The Board shall establish the terms of reference, authorities and budget of a committee so appointed, including the payment, if any, of remuneration and/or expenses of the members of such committee. The Board may, from time to time, by resolution, delegate to a committee some or all of the powers conferred on the Board by the Company's by-laws or articles of incorporation. The Board may dissolve any committee or sub-committee as it deems necessary

ARTICLE IV - OFFICERS

Section 1. Number. The officers of the Company shall be a President, one or more vice-Presidents, a secretary, and a treasurer, each of whom shall be elected by the Board. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board. Any two or more offices may be held by the same person.

Section 2. Election and Term of Office. The officers of the Company to be elected by the Board shall be elected annually at the first meeting of the Board held after each annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as is convenient. Each officer shall hold office until his successor has been duly elected and qualifies or until his death or until he resigns or is removed in the manner hereinafter provided.

Section 3. Removal. Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the Company would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board for the unexpired portion of the term.

Section 5. Powers and duties. The powers and duties of the several officers shall be as provided from time to time by resolution or other directive of the Board. In the absence of such provisions, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of companies similar in organization and business purposes to this Company.

Section 6. Salaries. The salaries of the officers shall be fixed from time to time by the Board, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Company.

ARTICLE V - CONTRACTS, LOANS, CHECKS, AND DEPOSITS

Section 1. Contracts. The Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Company and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, or Orders. All checks, drafts, or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the Company shall be signed by at least two directors and/or officers of the Company and in such manner as shall from time to time be determined by resolution of the Board.

Section 4. Deposits. All funds of the Company not otherwise employed shall be deposited from time to time to the credit of the Company in such banks, trust companies, or other depositories as the Board may select.

ARTICLE VI - CERTIFICATES FOR SHARES; TRANSFERS

Section 1. Certificates for Shares. Certificates representing shares of the Company shall be in such form as shall be determined by the Board. Such certificates shall be signed by the President or a vice-President and by the secretary or an assistant secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Company. All certificates surrendered to the Company for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate a new one may be issued therefor on such terms and indemnity to the Company as the Board may prescribe.

Section 2. Transfer of Shares. Transfer of shares of the Company shall be made in the manner specified in any applicable law of the State of Texas, the Articles of Incorporation and any shareholders agreement. The Company shall maintain stock transfer books, and any transfer shall be registered thereon only on request and surrender of the stock certificate representing the transferred shares, duly endorsed. The Company shall have the absolute right to recognize as the owner of any shares of stock issued by it, the person or persons in whose name the certificate representing such shares stands according to the books of the Company for all proper corporate purposes, including the voting of the shares represented by the certificate at a regular or special meeting of shareholders, and the issuance and payment of dividends on such shares.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Company shall be the calendar year.

ARTICLE VIII - DIVIDENDS

The Board may from time to time declare, and the Company may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by law and its Articles of Incorporation, as applicable.

Exhibit A

ARTICLE IX - SEAL

The Board may, but shall not be required to, provide a corporate seal, which shall be circular in form and shall have inscribed thereon the name of the Company, the year of Company's formation and the state of Company and the words "Corporate Seal." The seal shall be stamped or affixed to such documents as may be prescribed by law or custom or by the Board.

ARTICLE X - WAIVER OF NOTICE

Whenever any notice is required to be given to any stockholder or director of the Company under the provisions of these bylaws or under the provisions of the Articles of Incorporation or under the provisions of law, a waiver thereof in writing, signed by the person or person entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI - AMENDMENTS

These bylaws may be altered, amended, or repealed and new bylaws may be adopted by the Board at any regular or special meeting of the board; provided, however, that the number of directors shall not be increased or decreased nor shall the provisions of Article II, concerning the shareholders, be substantially altered, without the prior approval of the shareholders at a regular or special meeting of the shareholders, or by written consent.

CERTIFICATE

These bylaws of Fundament Brands Inc. were duly adopted and ratified by the sole shareholder of the Company at a meeting held on June 1, 2025 and further acknowledged below.

____
Gary Leonard
Corporate Secretary

Acknowledged on this the 15th day of July 2025:

FUNDAMENTAL CREDIT ADVISORS LLC

By: ____________________________
John Takacs
Authorized Signatory

EXHIBIT D

Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("**SEC**"), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE OFFERING MATERIALS.

SUBSCRIPTION AGREEMENT

To: Fundamental Brands Inc.
124 N. Swinton Ave
Delray Beach, Florida 33444

Ladies and Gentlemen:

The undersigned investor ("**Subscriber**") hereby subscribes for the dollar amount ("**Subscription Amount**") of units of securities ("**Unit(s)**"), of Fundamental Brands Inc., a Texas corporation (the "**Company**"), as indicated in the Subscriber Information (below defined).

WHEREAS, Units are each comprised of fifty (50) shares of Series A preferred stock, ten (10) shares of common stock, and the right to ratably receive royalty payments pursuant to the master royalty agreement between the Company and Subscriber ("**Master Royalty Agreement**") included as an Exhibit to the Offering Statement (below defined).

WHEREAS, the Company is offering up Units at $500.00 per Unit for gross proceeds of up to $5,000,000.00, pursuant to its Form C, including exhibits, as amended and/or supplemented from time

to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation CF promulgated under the Securities Act of 1933, as amended. If the minimum amount of $10,000.00 (the "**Target Offering Amount**") is not raised through the offering by December 20, 2026, no Units will be sold, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

NOW, THEREFORE, it is agreed as follows:

1. Subscriber understands and agrees that this subscription agreement ("**Agreement**") is comprised of the below terms, exhibits and schedules to the subscription agreement, as well as the information Subscriber provides via the Company's investment portal at www.invest.fundamentalbrands.com ("**Company Portal Site**") relating to its purchase of Units pursuant to this Agreement, which information may include, but not be limited to, Subscriber's identity and personal information, contact information, accredited investor status, signature, the amount of Units being purchased by Subscriber, Subscription Amount, how the stock will be held and similar personal information of the Subscriber and its purchase of Units (collectively, "**Subscriber Information**"), which Subscriber Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Subscriber agrees to the terms of service and privacy policy contained on the Company Portal Site.

2. To induce the Company to accept this subscription, the Subscriber hereby agrees and represents that:

a. The Units will be held by the Subscriber as indicated in the Subscriber Information.

b. Concurrent with the execution hereof, the Subscriber authorizes Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Subscriber's bank or other financial institution or the Subscriber has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

c. Within five (5) days after receipt of a written request from the Company, the Subscriber shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

d. The Company has entered, and from time to time may enter into, separate subscription agreements with other investors for the sale of Units to such other investors. The sale of Units to such other investors and this sale of the Units shall be separate sales and this Agreement and the other subscription agreements shall be separate agreements.

e. Subscriber understands and agrees that the Company much raise at least $10,000 ("**Target Offering Amount**"), in order to conduct an initial closing of investor funds. If the Company does not raise the Target Offering Amount by the Offering Deadline, no Shares will be sold, Subscriber's investment commitments will be canceled, and all committed funds will be returned to Subscriber without interest or deduction. Investor is prepared and agrees to have Investor's Subscription Amount held with the Escrow Facilitator until there is a closing as contemplated in the Offering Statement or the Offering Deadline, whichever occurs first and that Investor will not be entitled to interest or profits relating to such Subscription Amount.

f. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior

to such Closing Date. Subscriber may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Subscriber. If Subscriber does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Subscriber will not be permitted to cancel the investment and Subscriber's funds will be released to the Company promptly upon the Closing Date and the Subscriber will receive Units in exchange for his or her or its investment. Units will be issued in book entry form.

g. The Subscriber understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Subscriber hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Subscriber. The representations, warranties and covenants made by Subscriber herein shall survive the closing or termination of this Agreement.

h. By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Subscriber to make an investment decision. Further,

i. The Subscriber has read the educational materials on the Company Portal Site and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to Subscriber's Closing Date.

j. The Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company.

k. Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

3. The Subscriber hereby represents and warrants that the Subscriber is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Subscriber is either:

a. an "**Accredited Subscriber**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Subscriber Certificate attached hereto; or

b. the Subscription Amount plus all other investments by Subscriber pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Agreement does not represent:

(i) Where the Subscriber's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Subscriber's annual income or net worth, subject to a maximum investment of $124,000.

(ii) Where the Subscriber's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Subscriber's annual income or net worth.

(iii) For this subparagraph, net worth is determined in the same manner as for

an Accredited Subscriber.

4. The Subscriber hereby further represents, warrants, acknowledges and agrees, which representations and warranties will be true and correct as of Subscriber's Closing Date, that:

a. The information provided by the Subscriber to the Company via this Agreement or otherwise is true and correct in all respects as of the date hereof and the Subscriber hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

b. The Subscriber, if an individual, is over 18 years of age (or older if required by Subscriber's state in order to purchase securities), and the address set forth in the Subscriber Information is the true residence and domicile of the Subscriber, and the Subscriber has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Subscriber has its principal place of business at the address set forth on the signature page.

c. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Subscriber's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Subscriber's jurisdiction.

d. The Subscriber has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Subscriber.

e. Except as set forth in this Agreement, no representations or warranties have been made to the Subscriber by the Company or any partner, agent, employee, or affiliate thereof. The Subscriber has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Units. The Subscriber is making its own independent investment decision based on the information provided in the Company's Offering Statement and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

f. The Subscriber has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Subscriber has consulted its own advisers with respect to its proposed investment in the Company.

g. The Subscriber is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

h. The Subscriber has the financial ability to bear the economic risk of the Subscriber's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

i. The Subscriber acknowledges and understands that:

(i) The Units are a speculative investment and involve a substantial degree of risk;

(ii) The Units are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

(iii) Any federal income tax treatment which may be currently available to the Subscriber may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

j. The Subscriber has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the Master Royalty Agreement and the "Risk Factors" contained in the Offering Statement.

k. The Subscriber represents and warrants that (i) the Units are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Units are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Subscriber is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Subscriber is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure.

l. If the Subscriber is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Subscriber represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Subscriber represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

m. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Subscriber is subject.

n. Subscriber has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of Subscriber, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

o. Subscriber acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") with respect to facilitating trading or resale of the Units. Subscriber must bear the economic risk of this investment indefinitely and Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Units. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Units.

p. Subscriber represents and warrants that the Subscriber is either:

(i) Purchasing the Units with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; or (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") (including a governmental plan, non-electing church plan or foreign plan). The Subscriber hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Subscriber solely as a result of the investment in the Company by such Subscriber; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or will be subject to any laws, rules or regulations applicable to such Subscriber solely as a result of the investment in the Company by such Subscriber; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii) Not purchasing the Units with funds that constitute the assets of any of the entities or plans described in this Section 4(p).

q. Subscriber has accurately answered all questions on and completed the signature page hereto and each other schedule and exhibit attached hereto, which are made a part hereof by reference.

5. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto and on the signature page of the Master Royalty Agreement. The Company may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Units (or any portion thereof) to Subscriber is not consummated for any reason, this Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), which shall remain in force and effect.

6. The Company reserves the right to request such information as is necessary to verify the identity of the Subscriber. The Subscriber shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Subscriber's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Agreement the Subscriber authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Subscriber's account, until the authorization is revoked by the Subscriber in writing to the Company.

7. The Company represents and warrants to the Subscriber that:

a. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Texas and has all requisite power and authority to carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this Agreement have been authorized by all necessary action on behalf of the Company, and this Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

c. The Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

8. Notwithstanding anything contained in this Agreement, Subscriber is not being asked to waive and is not waiving any right to bring a claim against the Company under the Securities Act; however, the Company may rely on the representations contained in this Agreement in defense of such claims, if applicable.

9. By its execution of this Agreement, Subscriber hereby executes, joins in and agrees to be bound to the terms of the Master Royalty Agreement between the Company and Subscriber, in the form contained as an Exhibit to the Offering Statement.

10. Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Agreement is not transferable or assignable by Subscriber without the prior written consent of the Company.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

e. The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

f. This Agreement and the Governing Documents constitute the entire agreement between the Subscriber and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

g. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer third-party beneficiary rights upon any other person.

h. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

i. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

j. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the respective parties at the addresses set forth on the signature page hereto with respect to the Subscriber and above with respect to the Company. The Company will not accept notice by email or other electronic communication. Subscriber agrees that the Company may deliver all notices, tax reports and other documents and information to Subscriber by email or another electronic delivery method chosen by the Company. Subscriber agrees to tell the Company right away if Subscriber changes its email address or home mailing address so the Company can send information to the new address.

k. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES.

l. Each of the parties hereto agrees that the transaction consisting of this Agreement (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

m. **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER.**

(i) IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION ("**ARBITRATION PROVISION**") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPAY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION, YOU AND THE COMPANY AGREE TO RESOLVE YOUR DISPUTE THROUGH BINDING ARBITRATION, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY YOU OF OUR COMPLIANCE WITH THE EXCHANGE ACT AND SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

(ii) "**Claim**" shall mean any dispute or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing. Claims include, but are not limited to, breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against your assigns, heirs, or beneficiaries.

(iii) If a Claim arises and such Claim cannot be settled through direct discussions, the parties hereto agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association (the "**AAA**") under its Commercial Mediation Procedures before resorting to arbitration pursuant to this Section.

(iv) Any unresolved Claim shall be settled by binding arbitration as the sole and exclusive forum and remedy for resolution of a Claim between you and the Company. The Party initiating arbitration shall do so with the AAA. The procedure shall be governed by the AAA Commercial Arbitration Rules, and the parties stipulate that the laws of the State of Texas shall apply, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

(v) Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

(vi) If the amount in controversy exceeds $50,000, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator's findings of fact or conclusion. This is called "*de novo*" review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

(vii) The parties agree that this Arbitration Provision is made pursuant to a transaction between the parties that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Texas, subject to the limitations set forth in this Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

(viii) IF YOU DO NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO THE COMPANY THAT IS RECEIVED AT THE ABOVE ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. YOUR OPT-OUT NOTICE MUST CLEARLY STATE THAT YOU ARE REJECTING ARBITRATION; IDENTIFY THE AGREEMENT TO WHICH IT APPLIES BY DATE; PROVIDE YOUR NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY YOU. YOU MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS AGREEMENT. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON YOUR BEHALF. IF YOUR OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS FROM THE DATE YOU SIGN THIS AGREEMENT, YOU WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

(ix) NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

(x) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, termination, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Units. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in this Section is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Agreement; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void

[**SIGNATURE PAGE FOLLOWS**]

Fundamental Brands, Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Units of Fundamental Brands, Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Units**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Fundamental Brands, Inc

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Fundamental Brands, Inc (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Units	Issuer: Fundamental Brands, Inc (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Fundamental Brands, Inc** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Fundamental Brands, Inc's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Fundamental Brands, Inc’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT E

Audited Financial Statements

Fundamental Brands Inc. (the "Company") a Texas corporation

Financial Statements (Audited) and
Independent Auditor's Report

Short Year ended December 31st, 2025

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors and Stockholders of
Fundamental Brands Inc.

Opinion

We have audited the financial statements of Fundamental Brands Inc. (the "Company"), which comprise the statement of financial position as of December 31, 2025, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from May 19, 2025 (inception) to December 31, 2025, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fundamental Brands Inc. as of December 31, 2025, and the results of its operations and its cash flows for the period from May 19, 2025 (inception) to December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has incurred a net loss of $841,392 for the period from May 19, 2025 (inception) to December 31, 2025, has negative working capital of approximately $2,628,742, and has negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 4, 2026

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2025
ASSETS	
Current Assets	
Cash and Cash Equivalents	131,554
Accounts Receivable	15,614
Inventory	203,329
Prepaid Expenses and Deposits	13,203
Total Current Assets	363,700
Non-Current Assets	
Intellectual Property – Patents, Trademarks, Copyrights	2,250,000
Deferred Offering Costs	243,350
Total Non-Current Assets	2,493,350
TOTAL ASSETS	2,857,050
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	122,261
Royalty Payable - Short Term	344,000
Notes Payable - Related Party	1,276,181
Contingent Liability	1,250,000
Total Current Liabilities	2,992,442
Non-Current Liabilities	
Royalty Payable - Long Term	656,000
Total Non-Current Liabilities	656,000
TOTAL LIABILITIES	3,648,442
COMMITMENTS AND CONTINGENCIES (NOTE 4)	
EQUITY	
Common Stock, 30,000,000 Authorized; 1,000 Issued and Outstanding	5,000
Additional Paid in Capital	45,000
Accumulated Deficit	(841,392)
Total Equity	(791,392)
TOTAL LIABILITIES AND EQUITY	2,857,050

Statement of Operations

	Year Ended December 31, 2025
Revenue	259,737
Cost of Revenue	32,733
Cost of Revenue from Related Party	17,955
Gross Profit	209,049
Operating Expenses	
Advertising and Marketing	141,512
General and Administrative	791,066
Royalty Expense	42,987
Research and Development	31,985
Total Operating Expenses	1,007,550
Operating Income (loss)	(798,501)
Other Income	
Interest Income	140
Total Other Income	140
Other Expense	
Interest Expense	43,031
Total Other Expense	43,031
Earnings Before Income Taxes	(841,392)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(841,392)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at Inception (5/19/2025)	-	-	-	-	-
Issuance of Common Stock	1,000	5,000	45,000	-	50,000
Net Loss	-	-	-	(841,392)	(841,392)
Ending Balance 12/31/2025	1,000	5,000	45,000	(841,392)	(791,392)

Statement of Cash Flows

	Year Ended December 31, 2025
OPERATING ACTIVITIES	
Net Income (Loss)	(841,392)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable and Accrued Expenses	122,261
Inventory	(203,329)
Accounts Receivable	(15,614)
Prepaids	(13,203)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(109,885)
Net Cash provided by (used in) Operating Activities	(951,277)
INVESTING ACTIVITIES	
Not Used	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Proceeds from Notes Payable - Related Party	1,276,181
Deferred Offering Costs	(243,350)
Proceeds from Common Stock	5,000
Proceeds from Additional Paid-in Capital	45,000
Net Cash provided by (used in) Financing Activities	1,082,831
Cash at the beginning of period	-
Net Cash increase (decrease) for period	131,554
Cash at end of period	131,554
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES	
Liabilities assumed in asset purchase	2,250,000

Fundamental Brands Inc.
Notes to the Audited Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Fundamental Brands Inc. (the "Company") is a holding company formed in Texas on May 19th, 2025, with headquarters in Delray Beach, Florida, focused on acquiring and scaling consumer brands in the wellness and beauty space. The Company works with businesses generating $3M–$15M in revenue that have healthy gross margins, a robust customer base, and experienced, visionary founders who know what is needed to grow. Fundamental Brands identifies brands with clear points of difference—whether in product formulation, intellectual property, or go-to-market strategy—and help them expand across direct-to consumer, retail, spa, and emerging channels. Many of their partners have untapped digital or operational upside, and Fundamental Brands helps capture opportunities. What sets the Company apart is their collaborative, partnership-first model. The Company works closely with founders, offering practical tools, strategic insight, and tailored guidance—not layers of management. The Company's goal is to clear roadblocks, identify overlooked opportunities, and help founders scale what they've already proven—faster and with greater confidence. Fundamental Brands invests in early-growth consumer brands with strong fundamentals, loyal customers, clear market differentiation, and strong leadership teams ready to scale their businesses. The Company's goal is to accelerate growth by providing capital, hands-on support, shared infrastructure, and access to cross-channel opportunities—driving long-term value for both their companies and investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31st. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Amala Brands, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Asset Purchase

On July 1, 2025, Fundamental Brands Inc. (the "Company") acquired substantially all of the assets of Amala, LLC ("Amala"), an Indiana limited liability company engaged in the sale of health, beauty, and wellness products under the "Amala" brand. The Company did not assume any liabilities of Amala.

The Company evaluated the transaction under ASC 805 and concluded that substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable intangible assets. Accordingly, the transaction does not meet the definition of a business and has been accounted for as an asset acquisition under ASC 805-50 using a cost accumulation model; no goodwill was recognized and direct transaction costs were capitalized.

The cost of the acquisition has been allocated to the assets acquired on a relative fair value basis as follows:

Inventory	$ 250,000
Trademarks and trade names	1,500,000
Patents and product formulations	550,000
Internet domains, websites, and software	200,000
Total	**$ 2,500,000**

Trademarks and trade names have been assigned indefinite useful lives and are tested for impairment at least annually. The remaining intangible assets will be amortized on a straight-line basis over estimated useful lives of 5 to 10 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products to customers, and revenue is recognized at a point in time when control transfers, generally upon shipment. Revenue is recorded net of discounts, returns, and allowances.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. Management evaluates inventory for obsolescence and slow-moving items on a periodic basis. As of December 31, 2025, management applied a reserve of approximately 12.5% of gross inventory value to account for potential obsolescence, packaging changes, and mismatched stock levels resulting from the post-acquisition product transition. The reserve will be reevaluated on a quarterly basis as sales volume provides a more reliable basis for future assumptions.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Florida, and Texas. The Company has not yet filed its first tax returns and is in the process of doing so. The Company estimates that substantially all of its deferred tax assets (DTA) will be related to net operating losses which approximates its retained earnings as of the financial statement date. A full allowance has been recorded against the DTA.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a credit facility agreement with an entity affiliated with the Company's majority owner dated June 1, 2025, with a maximum borrowing capacity of up to $3,000,000. Borrowings under the facility are evidenced by promissory notes, bear interest at 1% per month, and are payable on demand. The agreement is secured by a first-priority lien on substantially all assets of the Company, including inventory. In addition to interest, the Company is required to remit a royalty equal to 3% of gross sales, payable quarterly, until all outstanding amounts are repaid in full. The balance of the loan was $1,276,181 as of December 31st, 2025.

A board member owns entities that made purchases on behalf of the Company at favorable rates, with the Company reimbursing those costs. The board member also executed inventory relief transactions, occasionally processed through other Company-associated accounts within the platform, to clear obsolete inventory, move trade show samples, and ensure proper write-off across applicable records. During 2025, the Company transferred inventory to related parties at no consideration. The carrying value of such inventory, totaling $17,955, was recognized as cost of revenue during the period.

See Note 7- Subsequent Events disclosure for details of loans made to Company by a related party subsequent to December 31st, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or knows of any pending or threatening litigation against it. Further, the Company is currently complying with all relevant laws and regulations.

Letters of Intent

On September 18th, 2025, the Company entered into a non-binding letter of intent to acquire 85% of the issued and outstanding capital stock, units, or other equity interests (including all warrants, options, convertible debt, or other equity participations) of another entity in exchange for $18,000,000. The amount will be paid in $10,000,000 immediately upon closing. The Company also agreed to issue $8,000,000 of non-voting, non-redeemable, non-convertible preferred shares to the seller. The preferred shares carry a monthly distribution to holders equal to a proportionate share of 6% of sales revenue generated by the Company, subject to a minimum distribution equal to 8% and a maximum of a 20% annualized return on the holder's investment. The preferred shares are callable by the Company three years after issuance. The Company intends to fund these obligations through a combination of Regulation A and Regulation D public offerings of its preferred and common stock, with 80% of the net proceeds initially earmarked for the seller to cover the acquisition price after deducting offering and operating costs. The entity to be acquired is engaged in development, licensing, manufacturing, distribution and sale of certain fragrances, scents and similar products and ingredients for use in the manufacturing of health, beauty and wellness products and services, as well as their associated brands and active ingredients, preservatives, fragrances, essential oils, natural extracts, vitamins, minerals and formulations. Upon repayment of this entity's SBA loan secured by its real property in Delray Beach, Florida, the Company has granted the seller an option to purchase the property for $3,500,000. The option may be exercised in cash, in exchange for shares of the Company's stock, or through a combination thereof As of December 31, 2025, no binding agreement had been executed and no amounts have been recorded in the financial statements.
On December 3, 2025, the Company entered into a non-binding letter of intent to acquire substantially all of the assets of a third party, including manufacturing equipment, inventory, intellectual property, and related business operations.

The proposed consideration totals approximately $800,000, consisting of cash, equity, and a royalty based on future product sales. The transaction is subject to completion of due diligence, execution of definitive agreements, and satisfaction of customary closing conditions. As of December 31, 2025, no binding agreement had been executed and no amounts have been recorded in the financial statements.

Contingent Liability

In connection with the asset purchase agreement dated July 1, 2025, the Company is obligated to issue $1,000,000 of non-voting equity interests upon the occurrence of a public offering. Additionally, the Company is obligated to make an additional cash payment of $250,000 upon the occurrence of a future financing event.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan.

Debt Summary

				For the Period Ended December 2025		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Related Party Loan	1,276,181	1%/mo	Due on Demand	1,276,181	-	1,276,181
Total				**1,276,181**	**-**	**1,276,181**

Debt Principal Maturities 5 Years Subsequent to December 2025

Year	Amount
2026	1,276,181
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company initially had authorized 1,000 shares of capital stock consisting of 1,000 shares of common stock. The Company amended its articles of formation in December of 2025. The Company is now authorized to issue 60,000,000 shares of capital stock, consisting of 30,000,000 shares of common stock and 30,000,000 shares of preferred stock, each with no par value. The Company had 1,000 Common Stock and no Preferred Stock issued and outstanding as of December 31st, 2025.

The common stock represents the residual equity of the Company and generally carries voting rights and rights to receive dividends when and if declared by the Board of Directors.

The Company has designated 30,000,000 shares of preferred stock as Series A Preferred Stock; however, no shares were issued and outstanding as of December 31, 2025. The Series A Preferred Stock ranks senior to common stock with respect to liquidation and is entitled to a liquidation preference of $10.00 per share. Holders of Series A Preferred Stock do not have voting rights, except as required by law, and are not entitled to dividends unless declared. The shares are not convertible and may be redeemed at the Company’s option after three years from issuance at the stated value.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 4, 2026, the date these financial statements were available to be issued.

A board member made two loans to the Company, each less than $15,000, in March of 2026. The loans do not accrue interest and are due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has incurred losses, had negative working capital and cash flows from operations, and may generate future losses.

During the next twelve months, the Company intends to finance its operations through generating revenue and funds from capital raise activities, aside from its internal funding to date. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and contemplates generating revenues and raising capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT F

Intermediary Contract

Order Form
Reg CF

Prepared for: Fundamental Brands, Inc.
Contact: Gary Leonard
Email: gleonard@fundamental-brands.com

Quote Date: Oct 28, 2025
Valid Until: Nov 26, 2025
Proposed By: Paul Matiychuk

Billing Information

Effective Date:	Oct 28, 2025 3:40:52 PM UTC-0500
Payment Terms:	100% Due on Signing
Billing Contact:	Scott Metheny
Billing Phone:	
Billing Email:	smetheny@fundamental-brands.com
Billing Address:	124 N. Swinton Avenue, Delray Beach FL USA 33444

Set Up Fees

Set Up Fees	Net Price
DealMaker Securities – Reg CF Onboarding	0
DealMaker.tech Plus Setup	0
Discount	100%
Total Net Setup	**$0**

Monthly Fees

Monthly Fees	Net Price
DealMaker.tech - Plus Platform Monthly Fee	$2,000
Total Net Monthly	**$2,000**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By proceeding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described in the Schedule "Summary of Compensation" attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Fundamental Brands, Inc.	
Name	Gary Leonard
Title	Chief Legal officer
Signature	
Date	Oct 28, 2025 3:40:52 PM UTC-0500

Schedule "Summary of Compensation"

Activation/Setup Fee: Onboarding, Due Diligence and Asset Creation: $0

This feeincludes:

i. $0 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
ii. $0 payable to DealMaker for infrastructure for self-directed electronic roadshow.

Monthly Subscription Fee: $2,000

- Monthly account management and software access fees commence in the month of the Commencement date. If no Commencement date is stated on the Order Form, monthly fees commence in the first month following the Effective Date.

Usage Fee: 8.5% Cash Fee From All Proceeds:

- Cash Fee is payable to DealMaker Securities and Customer may elect to offset all or a portion of this fee by levying an administrative fee to investors.
- Cash fee includes all payment processing fee, transaction fee, electronic signature fee and AML search fee. Cash fee does not include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Schedule "Broker Dealer Services” (DealMaker Securities LLC)

Onboarding Services

- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering

- services as Company’s Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client’s investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 (”Regulation CF”)

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with compensations described on Schedule "Summary of Compensations" hereto.

Customer Signature	

Schedule
"DealMaker.tech Subscription Platform and Shareholder Services Online Portal"

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Shareholder Services

- Access to DM Shareholder Management Technology to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly compensation is payable to DealMaker.tech while the client has engaged DealMaker Shareholder Services

Subscription Management and DM Shareholder Management Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	

EXHIBIT G

Escrow Agreement

TRI-PARTY ESCROW AGREEMENT

This ESCROW AGREEMENT ("Agreement") is made and entered into as of November 25, 2025, by and among FUNDAMENTAL BRANDS, INC., a Texas corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST, a Missouri chartered trust company with banking powers (in its capacity as escrow holder, the "Escrow Agent").

RECITALS

This Agreement is being entered into in reference to the following facts:

(a) The Company intends to offer and sell to prospective investors ("Investors"), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or as exemption from registration thereunder (the "Offering"), the equity, debt, or other securities of the Company (the "Securities") with a minimum of $10,000.00 (Ten Thousand) (the "Minimum") and a maximum of $5,000,000.00 (Five Million) (the "Maximum") as described in the Company's disclosure materials and the Subscription Agreement (the "Subscription Agreement") applicable to the Offering.

(b) In connection with the Offering, the Company and Managing Broker-Dealer desire to establish an Escrow Account (as defined herein) on the terms and subject to the conditions set forth herein.

(c) For purposes of this Agreement, the term "Soliciting Dealer" refers to the Managing Broker-Dealer and any other securities dealer that may be retained by the Managing Broker-Dealer in connection with the Managing Broker-Dealer's services to the Company.

ARTICLE 1 – ESCROW FUNDS

1.1 Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent to act as escrow holder for the Escrow Funds (as defined below) under the terms of this Agreement. The Escrow Agent hereby accepts such appointment, subject to the terms, conditions, and limitations hereof.

1.2 Establishment of Escrow. Immediately following the Escrow Agent's execution of this Agreement, the Escrow Agent will open a non-interest bearing bank checking account with Escrow Agent (the "Escrow Account") for the purpose of receiving and holding Cash Deposits (as defined below) and the remaining portion of the Total Purchase Price (as defined below) payable by each Investor (as defined below) in connection with the Offering (the "Escrow Funds").

1.3 Escrow Funds.

(a) Each Investor or Soliciting Dealer will be instructed by the Company or its Intermediary (as defined herein) to remit to the Company, a predetermined cash deposit (the "Cash Deposit"), as indicated on the applicable Subscription Agreement (as defined below), in the form of a check, draft, wire or ACH payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "FUNDAMENTAL BRANDS, INC.". Following receipt by the Company of an Investor's Cash Deposit, the Company or its Intermediary will promptly: (i) send to the Escrow Agent the Investor's name, address, executed IRS Form W-9 and total purchase price to be remitted for the Securities to be

purchased by the Investor (the "Total Purchase Price"), and (ii) remit to the Escrow Agent the Cash Deposit. Escrow Agent shall promptly deposit the Cash Deposit into the Escrow Account, which deposit shall occur within two (2) business days after the Escrow Agent's receipt of the Cash Deposit. For purposes of this Agreement, "Intermediary" shall mean a broker registered under Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or a funding portal registered under Regulation CF, 17 C.F.R. Part 227, and includes, where relevant, an associated person of the registered broker or registered funding portal. Notwithstanding the above, if the Company has retained an Intermediary, the Intermediary may instruct an Investor or Soliciting Dealer to remit the Cash Deposit amount in a method authorized by such Intermediary's portal or other website hosted by the Company or Intermediary in connection with the Offering, which may be remitted in the form of a credit card, wire, ACH payment, or other method, payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "FUNDAMENTAL BRANDS, INC. " as applicable. Such Cash Deposit amounts shall be paid into the Escrow Account.

(b) On or prior to the consummation of the Offering, each Investor or Soliciting Dealer may be further instructed by the Company or its Intermediary to remit directly to the Escrow Agent an amount equal to the difference between such Investor's Total Purchase Price and the amount of such Investor's Cash Deposit, in a form of payment as described in Section 1.3(a), payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "FUNDAMENTAL BRANDS, INC." as applicable.

(c) Escrow Agent shall have no obligation to accept Escrow Funds or documents from any party other than the Investors, the Soliciting Dealers or the Company. Any checks that are made payable to a party other than the Escrow Agent shall be returned to the party submitting the check, and if received by the Company shall not be remitted to the Escrow Agent. Proceeds in the form of wire or other electronic funds transfers are deemed deposited into the Escrow Account and considered "Collected Funds" when received by the Escrow Agent. Any Proceeds deposited in the form of a check, draft or similar instrument are deemed deposited when the collectability thereof has been confirmed; after such time, such Proceeds are considered "Collected Funds." The Escrow Agent shall have no duty or responsibility to enforce the collection or demand payment of any funds deposited into the Escrow Account. Should any check be deemed uncollectible for any reason, the Escrow Agent will notify the Company of the amount of such return check, the name of the Investor and the reason for return and return the check to the Investor.

(d) Escrow Agent will hold all Escrow Funds in escrow, free from any liens, claims or offsets, and such monies shall not become the property of the Company, the Investor or any Soliciting Dealer, nor shall such monies become subject to the debts thereof or the debts of the Escrow Agent, unless and until the conditions set forth in these instructions to disbursement of such monies have been fully satisfied.

(e) The Escrow Funds shall be disbursed by the Escrow Agent from the Escrow Account by wire transfer or by a check payable to the appropriate payee(s) in accordance with the provisions of this Agreement.

(f) Escrow Agent shall not be required to take any action under this Section 1.3 or any other section hereof until it has received proper written instruction from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, delivered in compliance with all applicable laws and pursuant to the terms of this Agreement. Such written instructions shall be in the form prescribed by the applicable Exhibit and signed by all required parties. Except as otherwise expressly contemplated

herein, all parties hereby direct and instruct Escrow Agent to accept any payment or other instructions provided by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, and Escrow Agent shall have no duty or obligation to authenticate such payment or other instructions or the authorization thereof. The Escrow Agent shall not be required to release any funds that constitute Escrow Funds unless the funds represented thereby are Collected Funds.

(g) The Company, any Intermediary, and the Managing Broker-Dealer shall conduct all aspects of the Offering in full compliance with all applicable law, including all federal and state securities laws.

1.4 Investments.

(a) All funds in the Escrow Account will be held by Escrow Agent in a non-interest bearing bank account at Escrow Agent. The Escrow Funds will not earn interest.

1.5 Cancellation of Subscriptions.

(a) The Company may reject or cancel any Investor's offer to purchase Securities (the "Subscription"), in whole or in part. If all or any portion of the Total Purchase Price for such rejected or canceled Subscription has been delivered to the Escrow Agent, then the Company or its Intermediary will inform Escrow Agent in writing of the rejection or cancellation, and instruct Escrow Agent in writing in the form of Exhibit "C" attached hereto to refund some or all of the Escrow Funds. Such instruction must be made and delivered in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and signed by an Authorized Representative of the Company or authorized representative of the Intermediary.

ARTICLE 2 – DISBURSEMENT PROCEDURES

2.1 Disbursement of Proceeds. Escrow Agent shall hold and disburse the Escrow Funds in accordance with the following procedures:

(a) Subject to the provisions of Section 2.1(b) through Section 2.1(g), in the event Escrow Agent receives Collected Funds for the Minimum Offering prior to the termination of this Agreement, and for any point thereafter, and from time to time, promptly after the Escrow Agent's receipt of written instructions from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer in the form of Exhibit "A" attached hereto, the Escrow Agent shall disburse (by wire transfer or by a check payable to the appropriate payee(s)) the principal amount of all Escrow Funds then held by Escrow Agent, or such lesser amount as may be specified in such written instructions (but not less than the amount covered by the Minimum Offering) in accordance with such written instructions, as provided from time to time. Escrow Funds shall be distributed within one (1) business day of the Escrow Agent's receipt of such written instructions, which must be received by the Escrow Agent no later than 1:00 p.m. Central Standard time on a business day for the Escrow Agent to process such instructions that business day.

(b) Escrow Agent shall continue to accept deposits of additional Escrow Funds until a date (the "Final Closing Date") which is the earlier of (i) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized

representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, that the Company has accepted Subscriptions for the Maximum Offering, or (ii) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, of a final closing date for receipt of Escrow Funds. Promptly from and after the Final Closing Date, the Escrow Agent shall return directly to the Investor, the principal amount of any Escrow Funds received by the Escrow Agent after the Final Closing Date and shall cease to accept any additional Escrow Funds.

(c) If both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer give written notice to the Escrow Agent of the termination or withdrawal of the Offering, in the form of Exhibit "B" attached hereto, then promptly after such notification, the Escrow Agent shall return, as a complete distribution, each Investor's Escrow Funds, without deduction, penalty, or expense, to such Investor in the same method as the Investor caused payment pursuant to Section 1.3(a); provided, however, that to the extent an Investor's Escrow Funds were received by Escrow Agent from a qualified intermediary, such funds shall be returned to such qualified intermediary. In the event of the termination of the Offering pursuant to this Section 2.1(c), the Escrow Funds shall not under any circumstance be returned to the Soliciting Dealers or the Company. The Company represents, warrants, and agrees that the Escrow Funds returned to each Investor (or to such Investor's qualified intermediary) are and shall be free and clear of any and all claims of the Company and its creditors.

(d) If an Investor is entitled to terminate its Subscription, or the Company rejects such Subscription in whole or in part, for which the Escrow Agent has received Escrow Funds, the Escrow Agent shall, upon a written instruction signed by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, in the form of Exhibit "C" attached hereto, promptly return directly to such Investor that portion of the Escrow Funds associated with such Investor and specified in the written instruction in the same method as the Investor caused payment pursuant to Section 1.3(a). If the Escrow Agent has not yet collected funds but has submitted the Investor's check for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor. If applicable, any disbursement instructions shall be delivered in compliance with Regulation CF, 17 C.F.R. 227.304.

(e) If an Investor elects to remit the Total Purchase Price for such Investor's purchase of the Securities in lieu of applying the Investor's Cash Deposit to the Purchase Price, the Escrow Agent shall, upon the written request of both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, promptly return directly to such Investor, in the same method as the Investor caused payment pursuant to Section 1.3(a), the Cash Deposit deposited in the Escrow Account on behalf of such Investor. If the Escrow Agent has not yet collected funds but has submitted the Investor's check for the Cash Deposit for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor.

(f) If any date that is a deadline under this Agreement for giving the Escrow Agent notice or instructions or for the Escrow Agent to take action is not a business day, then such date shall be the

business day that immediately precedes such date. A "business day" is any day other than a Saturday, Sunday or any other day on which banking institutions located in the state of Missouri, are authorized or obligated by law or executive order to close.

(g) Any delivery of written disbursement and other instructions by an Authorized Representative of the Company, Authorized Representative of the Managing Broker-Dealer, or an authorized representative of an Intermediary pursuant to this Article 2 shall be made in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and the Exchange Act.

ARTICLE 3- GENERAL ESCROW PROCEDURES

3.1 Accounts and Records. Escrow Agent shall keep accurate books and records of all transactions hereunder. The Company shall be responsible for maintaining accurate books and records as to owners of the beneficial interest in the Escrow. The Company and Escrow Agent shall each have reasonable access to one another's books and records concerning the Offering and the Escrow Account. Upon final disbursement of the Escrow Funds, the Escrow Agent shall deliver to the Company a complete accounting of all transactions relating to the Escrow Account.

3.2 Duties. Escrow Agent's duties and obligations hereunder shall be determined solely by the express provisions of this Agreement. Escrow Agent's duties and obligations are purely ministerial in nature, and nothing in this Agreement shall be construed to give rise to any fiduciary obligations of the Escrow Agent with respect to the Investors or to the other parties to this Agreement. Without limiting the generality of the foregoing, the Escrow Agent is not charged with any duties or responsibilities with respect to any documentation associated with the Offering and shall not otherwise be concerned with the terms thereof. For purposes of communications and directives, the Escrow Agent shall not accept any instructions from a Soliciting Dealer participating in the Offering. The Escrow Agent shall not be required to notify or obtain the consent, approval, authorization, or order of court or governmental body to perform its obligations under this Agreement, except as expressly provided herein. The parties agree that Escrow Agent shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

3.3 Liability Limited. Escrow Agent shall not be liable to anyone whatsoever by any reason of error of judgment or for any act done or step taken or omitted by them in good faith or for any mistake of fact or law or for anything which they may do or refrain from doing in connection herewith unless caused by or arising out of their own gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for any indirect, special, consequential damages, or punitive damages. Escrow Agent shall have no responsibility to ensure anyone's compliance with any securities laws in connection with the Offering, and Escrow Agent shall not be required to inquire as to the performance or observation of any obligation, term or condition under any other agreements or arrangements.

3.4 Fees. The Company shall pay the Escrow Agent the fees based on the fee schedule attached hereto as Exhibit "D". In addition, the Company shall be obligated to reimburse the Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Agreement or the Escrow Account, including reasonable attorneys' fees. Neither the modification, cancellation, termination or rescission of this Agreement nor the resignation or termination of the Escrow Agent shall affect the right of the Escrow Agent to retain the amount of any fee which has been paid, or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date

of any such modification, cancellation, termination, resignation or rescission. Escrow Agent is hereby authorized by the Company to deduct from the Escrow Fund any fees not timely paid, and any unpaid fees before final distribution of the Escrow Fund to the Company in accordance with this Agreement; provided, however, that no fees shall be deducted from any amount of Escrow Funds to be returned to Investors. To the extent the Escrow Agent has incurred any such expenses, or any such fee becomes due, prior to any closing, the Escrow Agent shall advise the Company and the Company shall direct all such amounts to be paid directly at any such closing.

3.5 Exculpation. Escrow Agent's duties hereunder shall be strictly limited to the safekeeping of monies, instruments or other documents received by the Escrow Agent and any further responsibilities expressly provided in this Agreement. The Escrow Agent will not be liable for:

(a) the genuineness, sufficiency, correctness as to form, manner or execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

(b) any misrepresentation or omission in any documentation associated with the Offering or any failure to keep or comply with any of the provisions of any agreement, contract, or other instrument referred to therein; or

(c) the failure of any Soliciting Dealer or Investor to transmit, or any delay in transmitting, any Investor's Purchase Price to the Company or Escrow Agent.

3.6 Interpleader. If (i) conflicting demands are made or notice served upon the Escrow Agent with respect to the escrow or (ii) the Escrow Agent is otherwise uncertain as to its duties or rights hereunder, then the Escrow Agent shall have the absolute right at its election to do either or both of the following:

(a) withhold and stop all further proceedings in, and performance of, this Agreement; or

(b) file a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay the Escrow Agent actual costs, expenses and reasonable attorney's fees expended or incurred by Escrow Agent, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

3.7 Indemnification and Contribution. The Company and the Managing Broker-Dealer (each, an "Indemnifying Party") jointly and severally agree to defend, indemnify and hold Escrow Agent and its affiliates and their respective directors, officers, agents ("Indemnified Parties") harmless from and against all costs, damages, judgments, attorneys' fees, expenses, obligations and liabilities of any kind or nature ("Damages") to the fullest extent permitted by law, from and against any Damages or liabilities related to or arising out of this Agreement which the Indemnified Parties may reasonably incur or sustain in connection with or arising out of the escrow or this Agreement and will reimburse the Indemnified Parties for all expenses (including attorneys' fees) as they are incurred by the Indemnified Parties in connection with investigating, preparing or defending any such action or claim whether or not in connection with pending or threatened litigation in which the Indemnified Parties is or are a party; provided, however, the Indemnifying Party will not be responsible for Damages or expenses which are finally judicially determined to have resulted from an Indemnified Party's gross

negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation of the Escrow Agent.

3.8 Compliance with Orders. If at any time Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Funds (including but not limited to orders of attachment or any other forms of levies or injunctions or stays relating to the transfer of the Escrow Funds), Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing deems appropriate; and if Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

3.9 Resignation.

(a) Escrow Agent may resign as escrow holder hereunder upon fourteen (14) days prior written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. The Company and Managing Broker-Dealer shall promptly appoint a successor escrow agent. The Escrow Agent will transfer all files and records relating to the Escrow and Escrow Account to any successor escrow holder mutually agreed to in writing by the Company and Managing Broker-Dealer upon receipt of a copy of the executed escrow instructions designating such successor. If the Company and Managing Broker-Dealer have failed to appoint a successor escrow agent prior to the expiration of fourteen (14) calendar days following the delivery of such notice of resignation from Escrow Agent, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Company and Managing Broker-Dealer. The Company and Managing Broker-Dealer shall be jointly and severally liable for Escrow Agent's costs and expenses including attorneys incurred in such proceeding.

(b) In the case of a resignation of the Escrow Agent, the Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder. The successor escrow agent appointed by the Company and Managing Broker-Dealer shall execute, acknowledge and deliver to the Escrow Agent and the other parties an instrument in writing accepting its appointment hereunder. Thereafter, the Escrow Agent shall deliver all of the then-remaining balance of the Escrow Funds, less any expenses then incurred by and unpaid to the Escrow Agent, to such successor escrow agent in accordance with the joint written direction of the Company and Managing Broker-Dealer and upon receipt of the Escrow Funds, the successor escrow agent shall be bound by all of the provisions of this Agreement.

3.10 Filings and Resolution. Concurrently or prior to the execution and delivery of this Agreement, the Company shall deliver to the Escrow Agent a copy of its certificate of formation or other charter documents, resolutions, and any other account agreements requested by Escrow Agent.

3.11 Authorized Representatives. The Company hereby identifies to Escrow Agent the officers, employees or agents designated on Schedule I attached hereto as an authorized representative (each, an "Authorized Representative") with respect to any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or

permitted to be furnished to Escrow Agent. Schedule I may be amended and updated by written notice to Escrow Agent. Escrow Agent shall be entitled to rely on such original or amended Schedule I with respect to any party until a new Schedule I is furnished by such party to Escrow Agent. The Managing Broker-Dealer hereby agrees that any of its officers, employees or agents shall have authority to sign any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or permitted to be furnished to Escrow Agent. If applicable, the Company hereby identifies to Escrow Agent the officers, employees or agents of any Intermediary designated on Schedule I attached hereto as an authorized representative of the Intermediary with respect to any instruction or notice that such Intermediary is required or eligible to give pursuant to this Agreement, including with respect to the disbursement of Escrow Funds and other cash.

3.12 Term. The term of this Agreement shall commence as of the date first above written and shall end on the date that all funds in the Escrow Account are disbursed pursuant to this Agreement and all reporting obligations specified herein have been satisfied.

3.13 Identification Number. The Company represents and warrants that (a) its Federal tax identification number ("TIN") specified on the signature page of this Agreement underneath its signature is correct and is to be used for 1099 tax reporting purposes, and (b) it is not subject to backup withholding. The Company shall provide the Escrow Agent with the TIN and verification that the person or entity is not subject to backup withholding for any person or entity to whom interest is paid on any of the Proceeds, if applicable. Such verification may be evidenced by providing the Escrow Agent a Subscription Agreement containing appropriate language or a copy of a W-9.

3.14 Reliance. When Escrow Agent acts on any communication (including, but not limited to, communication with respect to the transfer of funds) sent by electronic transmission, Escrow Agent, absent gross negligence or willful misconduct, shall not be responsible or liable in the event such communication is not an authorized or authentic communication of the party involved or is not in the form the party involved sent or intended to send (whether due to fraud, distortion or otherwise). Escrow Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from Escrow Agent's reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company and the Managing Broker-Dealer agree to assume all risks arising out of the use of such electronic transmission to submit instructions and directions to Escrow Agent, including without limitation the risk of Escrow Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

3.15 Force Majeure. Escrow Agent shall not incur liability for not performing any act or not fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, pandemic or public health emergency, any act of God or war, terrorism or the unavailability of the Federal Reserve Bank or other wire or communication facility).

ARTICLE 4- GENERAL PROVISIONS

4.1 Notice. Any notice, request, demand or other communication provided for hereunder to be given shall be in writing and shall be delivered personally, by certified mail, return receipt requested, postage prepaid, or by transmission by a telecommunications device, and shall be effective (a) on the

day when personally served, including delivery by overnight mail and courier service, (b) on the third business day after its deposit in the United States mail, and (c) on the business day of confirmed transmission by telecommunications device. The addresses of the parties hereto (until notice of a change thereof is served as provided in this Section 4.1) shall be as follows:

To the Managing Broker-Dealer:

Dealmaker Securities, LLC
4000 Eagle Point Corporate Drive, Suite 950
Birmingham, Alabama, 35242
Attn: Jonathan Self
647-236-9021
Jself@dealmakersecurities.com

To the Company:

FUNDAMENTAL BRANDS, INC.
124 N Swinton Ave
Delray Beach, FL 33444
Attn: Scott R. Metheny
(561) 819-4332
Smetheny@fundamental-brands.com

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132
sbg@enterprisebank.com

with a copy to: Legal Department via email
legaltracking@enterprisebank.com

4.2 Amendments. Except as otherwise permitted herein, this Agreement may be modified only by a written amendment signed by the parties hereto, and no waiver of any provision hereof will be effective unless expressed in a writing signed by the parties hereto.

4.3 Wiring Instructions. In the event fund transfer instructions are given, such instructions must be communicated to Escrow Agent in writing delivered pursuant to Section 4.1. Escrow Agent shall seek confirmation of such instructions by telephone call-back to an Authorized Representative (in the case of the Company), authorized representative of the Intermediary, or other authorized person, and Escrow Agent may rely upon the confirmations of anyone purporting to be the Authorized Representative of the Company, authorized representative of the Intermediary, or other authorized person so designated. Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Company or the Intermediary to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. Escrow Agent may apply any of the Escrow Funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Agreement acknowledge that such security procedure is commercially reasonable.

4.4 Notifications.

(a) The Escrow Agent may, but need not, honor and follow instructions, amendments or other orders ("orders") which shall be provided by telephone facsimile transmission ("faxed") to the Escrow Agent in connection with this Agreement and may act thereon without further inquiry and regardless of whom or by what means the actual or purported signature of the Company may have been affixed thereto if such signature in Escrow Agent's sole judgment resembles the signature of the Company. The Company indemnifies and holds the Escrow Agent free and harmless from any and all liability, suits, claims or causes of action which may arise from loss or claim of loss resulting from any forged, improper, wrongful or unauthorized faxed order. The Company shall pay all actual attorney fees and costs reasonably incurred by the Escrow Agent (or allocable to its in-house counsel), in connection with said claim(s).

(b) Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or, solely with regards to business in the normal course, as otherwise from time to time changed or updated, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider or technology, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received.

(c) The Company is responsible for the accuracy and completeness of all communications given by it including those given pursuant to electronic means, including but not limited to email, internet, facsimile or text. Escrow Agent shall not be responsible for any interruption in such communication services and the Company shall be responsible for security of all such services.

4.5 Assignment. Except as permitted in this Section 4.5, neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the express written consent of each of the other parties hereto. This Agreement shall inure to and be binding upon the parties hereto and their respective successors, heirs and permitted assigns. Any corporation into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which Escrow Agent will be a party, or any corporation succeeding to all or substantially all the business of Escrow Agent will be the successor of Escrow Agent hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

4.6 USA PATRIOT Act. The Company shall provide to Escrow Agent such information as Escrow Agent may reasonably require to permit Escrow Agent to comply with its obligations under the federal USA PATRIOT Act (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001). Escrow Agent shall not make any payment of all or a portion of the Escrow Fund, to any person unless and until such person has provided to Escrow Agent such documents as Escrow Agent may require to permit Escrow Agent to comply with its obligations under such Act. Further, Company represents and warrants to Escrow

Agent that if it is a hedge fund, it will promptly notify Escrow Agent and enter into any agreement or provide any documentation requested by Escrow Agent.

4.7 Termination. This Agreement shall terminate when all the Escrow Funds have been disbursed or returned in accordance with the provisions of this Agreement.

4.8 Time of Essence. Time is of the essence of these and all additional or changed instructions.

4.9 Counterparts. This Agreement may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

4.10 Governing Law and Jurisdiction. This Agreement shall be governed by, and shall be construed according to, the laws of the State of Missouri. The parties hereby irrevocably submit to the exclusive jurisdiction of the state courts of St. Louis County, Missouri or, if proper subject matter jurisdiction exists, the United States District Court for the Eastern District of Missouri, in any action or proceeding arising out of or relating to this Agreement. Each party hereto further irrevocably consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by registered or certified mail, return receipt requested, in the manner provided for herein. Each party hereto hereby expressly and irrevocably waives any claim or defense in any such action or proceeding based on improper venue or *forum non conveniens* or any similar basis.

4.11 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY EXPRESSLY, INTENTIONALLY, AND DELIBERATELY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE (EACH, A “CLAIM”). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 4.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. In the event that the waiver of jury trial set forth in the previous sentence is not enforceable under the law applicable to this Agreement, the parties to this Agreement agree that any Claim, including any question of law or fact relating thereto, shall, at the written request of any party, be determined by judicial reference pursuant to Missouri law. The parties shall select a single neutral referee, who shall be a retired state or federal judge. In the event that the parties cannot agree upon a referee, the court shall appoint the referee. The referee shall report a statement of decision to the court. Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral or obtain provisional remedies. The parties shall bear the fees and expenses of the referee equally, unless the referee orders otherwise. The referee shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph. The parties acknowledge that if a referee is selected to determine the Claims, then the Claims will not be decided by a jury.

4.12 Use of Name. The Company and the Managing Broker-Dealer will not make any reference to Enterprise Bank & Trust in connection with the Offering except with respect to its role as Escrow

Agent hereunder, and in no event will the Company or the Managing Broker-Dealer state or imply the Escrow Agent has investigated or endorsed the Offering in any manner whatsoever.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement pursuant to due authority as of the date set forth above.

Company:

FUNDAMENTAL BRANDS, INC.
a Texas corporation
EIN; 39-2475742

Signed by:

By: Scott R. Metheny
4CC227DA6CFB49E...
Name: Scott R. Metheny
Its: CFO

11/28/2025 | 7:27 AM PST

Managing Broker-Dealer:

Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

DocuSigned by:

By: Jonathan Self
B32790379D0E45C...
Name: Jonathan Self
Its: CCO

12/17/2025 | 6:26 AM PST

Escrow Agent:
Enterprise Bank & Trust

Signed by:

By: Ernesto Maldonado
8D807557DF98401...
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

11/25/2025 | 8:51 AM PST

EXHIBIT A

DISBURSEMENT NOTICE

DISBURSEMENT OF OFFERING PROCEEDS

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. FB-75742

Dear Escrow Agent:

1. Reference is made to that certain Escrow Agreement dated as of November 25, 2025 (the "Escrow Agreement") by and among FUNDAMENTAL BRANDS, INC., a Texas corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

2. The Company hereby certifies that the Company has received and accepted subscriptions with gross proceeds of at least $10,000.00.

3. You are hereby directed to disburse Escrow Funds in the amount of $_____________ to the Company as follows: ____

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:

FUNDAMENTAL BRANDS, INC.
a Texas corporation
EIN; 39-2475742

By: ________________________________
Name: Scott R. Metheny
Its: CFO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: ________________________________
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: ________________________________
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT B

DISBURSEMENT NOTICE TERMINATION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. FB-75742

Dear Escrow Agent:

1. Reference is made to that certain Escrow Agreement dated as of November 25, 2025 (the "Escrow Agreement") by and among FUNDAMENTAL BRANDS, INC., a Texas corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

2. The Company has terminated the Offering prior to the disbursement of offering proceeds pursuant to Section 2.1(c) of the Escrow Agreement.

3. You are hereby directed to disburse the Escrow Funds to Investors as follows:

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
FUNDAMENTAL BRANDS, INC.
a Texas corporation
EIN; 39-2475742

By: ________________________________
Name: Scott R. Metheny
Its: CFO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: ________________________________
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: ________________________________
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT C

DISBURSEMENT NOTICE CANCELLATION OF SUBSCRIPTION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. FB-75742

Dear Escrow Agent:

1. Reference is made to that certain Escrow Agreement dated as of November 25, 2025 (the "Escrow Agreement") by and among FUNDAMENTAL BRANDS, INC., a Texas corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

2. The Investor has terminated Investor's Subscription or the Company has rejected Investor's Subscription, in whole or in part, prior to the disbursement of offering proceeds pursuant to Section 2.1(d) of the Escrow Agreement and, if applicable, in compliance with Regulation CF, 17 C.F.R. 227.304.

3. You are hereby directed to disburse the Escrow Funds to the Investor as follows: ________________________

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
FUNDAMENTAL BRANDS, INC.
a Texas corporation
EIN; 39-2475742

By: ______________________________
Name: Scott R. Metheny
Its: CFO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: ______________________________
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: ______________________________
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT D

ESCROW AGENT SCHEDULE OF FEES

Escrow Account Servicing Fee (Annually):	$1,000.00
Tax Reporting:	$10.00/per 1099 filing
Outgoing Domestic Wire	$25.00 per wire
Incoming Domestic Wire	$12.50 per wire
International Wire	$45.00 per wire
Escrow Repaper	$500.00
Additional Disbursements	$100.00 per disbursement
Demand Statements	$6.00 per statement

*Escrow fees due upon account opening. Disbursement fees may apply

NOTE: All other standard bank fees apply. Please see current fee schedule for a summary of all bank fees.

The Escrow Account Servicing Fee, if not paid at the time of final disbursement of the funds, may debited by Escrow Agent from the balance remaining in the Escrow Account upon final disbursement of the funds to the Company in accordance with the Agreement.

SCHEDULE I

ESCROW ACCOUNT SIGNING AUTHORITY

Authorized Representative(s) of Company

The undersigned certifies that each of the individuals listed below is an authorized representative of the Company with respect to any instruction or other action to be taken in connection with the Escrow Agreement and Enterprise Bank & Trust shall be entitled to rely on such list until a new list is furnished to Enterprise Bank & Trust.

Signature: ______________________________	Signature: ______________________________
Print Name: ____________________________	Print Name: ____________________________
Title: _________________________________	Title: _________________________________
Phone: ________________________________	Phone: ________________________________
Email: ________________________________	Email: ________________________________

The undersigned further certifies that he or she is duly authorized to sign this Escrow Account Signing Authority.

Signature: __________________________ **
Name: [_________]
Its: [_________]
Date: [_________]

**To be signed by corporate secretary/assistant secretary. When the secretary is among those authorized above, the president must sign in the additional signature space provided below. For entities other than corporations, an authorized signatory not signing above should sign this Escrow Account Signing Authority.

(Additional signature, if required)`

Signature: __________________________
Name:
Its:
Date:

If Company is using an Intermediary, (as defined by Regulation CF, 17 C.F.R. Part 227), the following shall be authorized representatives of the Intermediary:

Signature: ______________________________	Signature: ______________________________
Print Name: ____________________	Print Name: ____________________________
Title: _________________________________	Title: _________________________________
Phone: ________________________________	Phone: ________________________________
Email: ________________________________	Email: ________________________________

EXHIBIT H

Master Royalty Agreement

FUNDAMENTAL BRANDS INC.
MASTER ROYALTY AGREEMENT

This Master Royalty Agreement (the "**Agreement**") is by and between Fundamental Brands Inc., a Texas corporation (the "**Company**"), and the Subscriber as stated in the Subscription Agreement to which this Agreement relates ("**Subscriber**"), effective as of the date that Subscriber's investment relating to the Subscription Agreement and this Agreement is accepted by the Company (the "**Effective Date**").

Background Statement

WHEREAS, the Company is offering "Units" each comprised of fifty (50) shares of Series A preferred stock ("**Preferred Stock**") with a stated value of $10.00 ("**Stated Value**"), ten (10) shares of common stock, and the right to ratably receive royalty payments pursuant to this Agreement.

WHEREAS, Subscriber, along with other investors in exempt securities offerings of the Company (collectively, "**Subscribers**"), is acquiring the right to receive certain royalty payments as set forth herein, subject to the terms hereof.

NOW, THEREFORE, in consideration of the covenants expressed herein, the parties agree to perform according to the following terms and conditions.

1. <u>Royalty Payments</u>. Subject to the availability of cash available to make payments under this Agreement and effectively operate the Company, as determined by the Company, all holders of Preferred Stock are entitled to receive from the Company a pro rata share of six percent (6%) of the monthly Net Sales (defined below) of the Company (the "**Monthly Royalty Payment**"). Subscriber's Monthly Royalty Payment will be calculated by multiplying the Net Sales for a given period by 6%, and then dividing that product by the quotient of the number of shares of Preferred Stock held by Subscriber divided by all then issued and outstanding shares of Preferred Stock held by all Subscribers. "**Net Sales**" means the total revenues received by the Company and its direct and indirect subsidiaries from the sale of its products, provision of services, or other revenue-generating activities conducted in the ordinary course of business during the applicable month, as determined in accordance with generally accepted accounting principles on a consistent basis and after taking into consideration as returns, refunds, discounts or other similar items. More specifically, "**Net Sales**" shall exclude: (a) intercompany sales or transfers between the Corporation and any subsidiary or between subsidiaries; (b) sales or transfers of assets not made in the ordinary course of business, including the sale of capital assets, securities, or other investments; (c) customer returns, allowances, chargebacks, and sales or use taxes collected on behalf of governmental authorities; and (d) any extraordinary or nonrecurring revenues, as determined by the Board of Directors in good faith.

2. <u>Minimum Monthly Royalty</u>. If for any given month, the Monthly Royalty Payment made to Subscriber does not result in Subscriber receiving a Monthly Royalty Payment equal to or greater than an amount equal to an annualized yield of eight percent (8%) on the Stated Value, multiplied by the number of Preferred Stock held by Subscriber on the last day of the corresponding month (Stated Value multiplied by the number of Shares of Preferred Stock held being referred to herein as, "**Investment Amount**") calculated on the basis of twelve (12) equal monthly installments (such amount being the "**Monthly Minimum Payment**"), subject to the availability of funds, the Company will distribute to Subscriber an amount equal to the difference (shortfall) of the Monthly Royalty Payment that Subscriber receives and the Monthly Minimum Payment.

3. Maximum Royalty Distribution. Notwithstanding Section 2 above, if for any given month, the Monthly Royalty Payments made to Subscriber will result in Subscriber receiving an amount equal to or greater than an annualized yield of twenty percent (20%) on the Investment Amount (the "**Maximum Royalty Payment**") calculated on the basis of twelve (12) equal monthly installments, Subscriber will not be entitled to or receive any amount in excess of the Maximum Royalty Payment with respect to such calendar month.

4. Timing of Payment of Monthly Royalty Payment. Subject to the availability of legally distributable funds under applicable law, the Company will make payments of the Monthly Royalty Payment to Subscriber in arrears by the thirtieth (30th) day immediately following the end of each calendar month. Subscriber becomes eligible to receive Monthly Royalty Payments for each full calendar month immediately following the Effective Date.

5. Termination of Agreement. This Agreement shall automatically terminate when Subscriber no longer holds any Preferred Stock.

6. Priority of Royalty Payments. The royalty payments granted through this Agreement shall have priority over all other royalties granted by the Company.

7. Books, Records, and Reports. Within sixty days (60) of the end of each calendar year, the Company shall deliver to Subscriber a true and accurate written report, giving such particulars of an accounting for the Monthly Royalty Payments under this Agreement.

8. Representations and Warranties.

a. Each party represents and warrants that it has full power and authority to enter into and perform this Agreement.

b. This Agreement constitutes a valid and binding obligation of such party, enforceable in accordance with its terms.

c. No consent or approval of any third party is required for the execution or performance of this Agreement.

d. Each party represents and warrants that the execution and performance of this Agreement does not and will not violate any contract, agreement, or instrument to which it is a party, violate its organizational documents, or result in the breach of any material obligation owed to any third party.

e. The Company represents and warrants that:

i. it owns, controls, or has the legal right to commercialize the products or services from which Net Sales are derived;

ii. it has not granted any other royalty, lien, encumbrance, or security interest that conflicts with the royalty granted herein;

iii. its books, records, and accounting systems accurately record all Net Sales and revenue subject to

royalties;

iv. all Net Sales shall be recorded in accordance with Generally Accepted Accounting Principles;

v. it will maintain adequate systems to track and report Net Sales; and

vi. all royalty statements and reports delivered to Subscriber shall be true, correct, and complete in all material respects.

f. The Company represents and warrants that there is no pending or threatened litigation, claim, audit, or enforcement action that would materially affect Net Sales or the Company's ability to perform its obligations.

g. The Company represents and warrants that it is not insolvent and is able to meet its debts as they come due and as of the Effective Date it is not subject to any bankruptcy, receivership, or assignment for the benefit of creditors.

h. The Company represents and warrants that it has not entered, and will not enter, into any transaction or arrangement primarily intended to discount or reclassify revenue to avoid royalties, or restructure transactions to reduce the Monthly Royalty Payment.

9. Default. The following shall constitute an "**Event of Default**" by a party:

i. Payment Default: Failure by the Company to make any payment due hereunder, which failure continues for sixty (60) days after written notice from Subscriber.

ii. Material Misrepresentation: Any material misstatement, omission, or falsification of revenue or transactions used to determine the Monthly Royalty Payment.

iii. Insolvency or Bankruptcy: The Company's insolvency, admission of inability to pay debts, or commencement of any bankruptcy proceeding not dismissed within sixty (60) days.

Upon a default that remains uncured, all accrued but unpaid royalties and other amounts shall become immediately due and payable. Subscriber shall have all other remedies available at law or equity.

10. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below their signatures.

11. Assignment. This Agreement may not be assigned by either party except with the express written consent of the other party.

12. Headings. The headings in this Agreement have been inserted for the purposes of convenience and ready reference, and do not purport to and shall not be deemed to define, limit or extend the scope or intent of the provisions to which they appertain and shall not affect the interpretation of this Agreement.

13. Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

14. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

15. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Texas. The alternative dispute provisions contained in Section 10(m) of the Subscription Agreement shall apply to any dispute under this Agreement and are herein incorporated by reference.

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Company and the undersigned Subscriber, or its duly authorized officer or trustee, as the case may be, as of the Effective Date.

COMPANY:

Fundamental Brands Inc.,
a Texas corporation

By: ________________________
Authorized Representative

Subscriber:

X: _Signed via signature to the related Subscription Agreement__________________________
(Name)

EXHIBIT I

Offering Page



MONTHLY INVESTOR
ROYALTIES
ON OUR REVENUE

A minimum of **8%**, capped at **20%** annualized.

Fueling the next chapter for **high-potential brands.**

INVEST NOW

Form C | SEC.gov | Investor Education

Limited spots! Claim your shares now.

An Exclusive Offering in High-Performance Markets

Receive monthly royalty distributions on our revenue with a minimum of **8%** and capped at **20% annualized,** all while we work to elevate the overall company value over the long-term.

Our Brand Selection Process: Designed for Growth

At Fundamental Brands, when we acquire companies, **we concentrate on helping them scale and thrive.**

We focus on partnering with brands generating $2 to $50 million in annual revenue that already have:

- **A strong identity**
- **Skilled leadership**
- **A product customers love**



We buy a majority stake using a blend of cash and equity, giving founders strong incentives and the freedom to grow and contribute to something bigger.
This structure means they:

- **Stay invested** in their own continued growth.
- **Benefit from belonging** to a collaborative and expanding family of brands.
- **Retain meaningful upside** as their business and our collective portfolio grow.
- **Gain freedom to innovate** as our shared infrastructure and expertise in HR, finance, manufacturing, distribution, and marketing remove the administrative load—capabilities most brands can't build alone.

It's a **win-win-win-win for investors, consumers, founders, and our firm.**

What You Get With Us

With each unit purchased, you receive both **preferred** and **common shares.**

- **Preferred Shares,** are targeting monthly distributions derived from a royalty on our revenue, **NOT a share of profits** (if any). As a shareholder, you receive a minimum of **8%** and a capped maximum of **20%** annualized, based on the total amount you invested.
- **The Potential to Return Your Original Investment** – When the company reaches its growth and profitability goals (only after a minimum of three years), it has the option to buy the preferred shares back from you at the same price you paid for your units. **Even if the preferred shares are repurchased, you keep your common shares.**
- **Common Shares, Long-Term Growth** – We succeed together. Investors, portfolio brands, and our management team all own the same share class and could potentially profit through additional distributions or a liquidity event, such as being acquired or going public on a major exchange as the company grows in value over time.

If all goes according to plan, investors could receive:
✓ An **8–20%** annualized return as monthly royalty distributions.
✓ A return of your initial investment.
✓ Common shares that could potentially grow in value.

Fundamental Brands: expertise and resources to accelerate growth.

Capital · Sales Channels · Marketing
Back-Office Support · Supply Chain



Aligned Ownership, Shared Success

Fundamental Brands typically acquires **80–90%** of a portfolio company using a mix of **cash** and **FB shares.** This structure ensures that founders remain **integral partners** in the journey—not just retaining a meaningful stake in their brand, but also becoming shareholders in the entire Fundamental Brands portfolio.

It's a structure designed to keep incentives aligned and growth collaborative.

Preserving Identity. Accelerating Growth.

Brands often lose their identity when acquired—which is why we're intentionally structured to do the opposite. At Fundamental Brands, **we drive each brand to become the best version of itself, preserving what makes it unique while amplifying its potential.** Our belief is simple: when brands thrive, shareholder value follows.

Once onboarded, each brand gains access to critical resources that remove growth barriers, including:

- Expanded distribution networks
- Capital to scale faster
- Shared back-end infrastructure including HR, finance, and omnichannel marketing
- Efficiencies in procurement, supply chain, manufacturing, logistics, and warehousing.

Our expertise and this integrated support system allows founders to stay focused on what they do best—building brand trust and product excellence—while we handle the rest.

Our Portfolio


ama.la

Beauty


CVS pharmacy

Private Label


Palm Beach Beauté

Fragrance

Brand Highlight:


ama.la
ama.la
ama.la
Advanced Firming Cream

ama.la

Amala is clinically-proven, 100% certified natural skincare with proprietary biotics for naturally radiant skin.

Amala boasts a robust product line with 17 SKUs actively generating revenue across multiple sales channels.

Looking ahead, we're anticipating an additional 17 SKUs slated for release in 2026 and 2027, significantly broadening Amala's reach and product offerings.

Key Achievements: Driving Growth and Brand Recognition

Amala's strategic accomplishments underscore its strong market presence and operational excellence:

Premium Partnerships:
Established collaborations with 12 high-end resort partners, solidifying Amala's position within the luxury beauty sector and expanding its distribution to an exclusive clientele.

Manufacturing Strength:
Secured partnerships with three reliable manufacturing partners, ensuring scalable production capabilities and consistent product quality to meet growing demand.

Innovation at the Core:
Our dedicated Research & Development wing consistently monitors market trends and develops competitive, cutting-edge products, maintaining

Strategic Market Expansion:
Implemented a new market strategy coupled with a scalable social media plan, designed to enhance brand visibility, engage a wider audience, and drive

Amala's innovative edge in the fast-evolving beauty industry.

sustained growth in both existing and new markets.

TARGET RETURN	INVESTMENT MINIMUM
Monthly investor **royalties** on our revenue. A minimum of **8%**, capped at **20%** annualized.	**$500** each unit

TARGET RAISE	OFFERING TYPE	SHARE TYPE	LAW FIRM
$5 million	Regulation CF offering	Each unit contains 50 preferred and 10 common shares.	Crowdfunding Lawyers

AUDITOR	BROKER DEALER	TRANSFER AGENT
Mongio and Associates	DealMaker Securities	DealMaker Shareholder Services

Why Invest?

Acceleration

Fundamental Brands provides its portfolio companies with a powerful accelerator framework, aimed at significantly enhancing their growth through immediate access to growth capital, new distribution channels, and advanced manufacturing. A shared back-office infrastructure empowers brands to focus on product innovation and market expansion. **We believe this comprehensive support unlocks substantial upside for investors and portfolio companies.**


ama.la
Advanced
Firming Cream

Digital Transformation

Fundamental Brands has deep expertise in digital marketing, community building, and digital distribution. Adding these capabilities to each brand is intended to expand revenue and grow brand loyalty.

Access

Investing in private holding companies has typically been a privilege of the ultra-wealthy. Our offering changes that, giving individual investors access to an asset class that has outperformed the public markets since 1999.[1]



For Investors and Founders: The Power of a Portfolio

By bringing together numerous high-potential companies, the likelihood of success for one or more brands increases. Each one represents an independent avenue for growth, offering more chances for a breakthrough brand to deliver outsized returns.


Fueling the next chapter for
high-potential brands.
CAPITAL · EXPERTISE · SCALE
FB Fundamental Brands

Investment Guide

Download our investment guide to learn more about how an investment in Fundamental Brands can diversify your portfolio.

DOWNLOAD

Board of Directors



Jack Takacs

Founder, Chairman of the Board

Entrepreneur and corporate finance executive with five decades of transactional and managerial experience. Founded one of the first retail auto leasing companies, which was acquired by a major auto leasing and rental company. Senior Partner in an auto loan securitization specialty finance company. Co-Head of Capital Markets for a ...

READ MORE



Sam Genovese

Founder, Board Member, President & COO

Sam Genovese brings over 25 years of leadership and expertise across multiple sectors of the healthcare industry. Most recently, as Chief Operating Officer at KRS Global Biotechnology, a 503-B Outsourcing Facility in Boca Raton, Florida, he built infrastructure to support formulary expansion and Acute Care Division growth, ...

READ MORE



Edward Klayman

Founder, Board Member

Edward Klayman is the Co-Founder and CEO of IMAC, an insurance marketing company he has led since 1994. As an experienced insurance company executive, he brings a wealth of knowledge to the industry. Edward is also a serial entrepreneur with a proven track record of building and managing successful businesses. His leadership extends...

READ MORE

Executive Leadership



Mark Hauman

Chief Executive Officer

Mark Hauman is a transformational CFO and supply chain executive with a proven record of delivering $1B+ in cost savings, double-digit revenue and EBITDA growth, and successful exits across consumer goods, food & beverage, and beauty. A trusted advisor to boards, investors, and CEOs, he has guided companies through global expansion, ...

READ MORE



Scott Metheny

Chief Financial Officer

Scott Metheny brings over 20 years of experience in healthcare finance. He previously served as CFO of a homeopathic pharmaceutical company, CFO of a managed care insurance plan, and Finance Director for the University of Florida Healthcare, as well as for a Centene affiliate in Florida. ...

READ MORE



Allison Mosca

Chief Marketing Officer

Allison Mosca is a seasoned marketing executive with 12 years of experience leading integrated brand and media strategy across CPG, beverage/alcohol, banking, beauty, and OTC categories. Most recently, as Media Director at Omnicom, she led national campaigns for Welch's—including the 2023 brand refresh—which increased ...

READ MORE



Gary Leonard

Chief Legal Officer

Gary is a seasoned corporate attorney with over 30 years of experience spanning private practice and in-house counsel positions. He brings a comprehensive background in navigating complex legal, regulatory, and commercial matters across multiple jurisdictions. ...

READ MORE

About Fundamental Brands

Fundamental Brands is a growth accelerator and holding company dedicated to scaling exceptional consumer brands across beauty, fragrance, personal care, and private label industries.

We champion brands generating $2M–$50M in annual revenue with strong products, visionary leadership, and untapped potential—providing the capital, strategy, and hands-on support they need to break through while preserving their unique vision.

With decades of combined operational expertise, we deliver exactly what each brand needs to reach its next phase of growth—distribution, marketing, manufacturing, R&D, digital brand-building, and access to a powerful network.

Through collaboration, innovation, and purposeful execution, we remove administrative burdens so founders can focus on what they do best: creating high-quality products and building enduring brands that foster consumer trust and loyalty.

By building a synergistic portfolio aligned in purpose and optimized for cross-channel growth, we believe we are positioned to create outsized, long-term value—making great brands fundamental to people, to markets, and to the future.


MUSTANG
ELLEN TRACY
IZOD
MIDNIGHT SUN

FAQs

Why invest in startups?
Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?
To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?
We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?
Individuals over 18 years of age can invest.

What do I need to know about early-stage investing?
Are these investments risky? There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?
The Common and Preferred Stock (the "Units") of Fundamental Brands (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. The preferred shares are aiming to distribute month royalties. The preferred share can be "called" or bought back by the company after three years at the same price you paid. If this occurs, investors retain their common shares. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking ~5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?
Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to: (i) to the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) as part of an offering registered under the Securities Act with the SEC; or (iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.
Exceptions to limitations on selling shares during the one-year lockup period: In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?
If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?
All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?
You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?
At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?
DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide one.

FB Fundamental Brands

info@fundamental-brands.com

Fundamental Brands Comment Policy
https://fundamental-brands.com/privacy-policy/
Please read our Comment Policy before commenting.
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Source:

[1]Edlich, E., Croke, C., Dahlqvist, F., & Teichner, W. (2025). Braced for shifting weather McKinsey Global Private Markets Report 2025. McKinsey & Company. https://www.mckinsey.com/~/media/mckinsey/industries/private%20equity%20and%20principal%20investors/our%20insights/mckinseys%20global%20private%20markets%20report/2025/global-private-markets-report-2025-braced-for-shifting-weather.pdf?shouldIndex=false

Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance. Always consult with a qualified financial advisor or professional before making investment decisions.

Investments in private placements, and start-up investments in particular, are long-term, illiquid, speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.
Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Forward looking statements were included here that the Company believes to be accurate given the current information.

They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

EXHIBIT J

Video Transcript

Fundamental Brands Video Outline

This video will be around 3-4 minutes long and is meant to outline the offering for viewers and further establish the FB brand in their mind.

Scene	Content	Visual
1	We are Fundamental Brands, a growth accelerator for exceptional brands.	Fundamental brands logo
2	What makes a brand fundamental?	What makes a brand fundamental?
3	To us it's a company with a differentiated vision, poised not just for growth, but for meaningful acceleration.	Amala and Palm Beach content
4	To some, it's the product.	Woman putting on perfume
5	To others, the story. Or the promise of what a brand can become.	-image(s) of early amala days of people brainstorming, working, etc. -image(s) of contemporary branding
6	With our decades of combined experience in the personal care industry, we know how sacred a self-care routine can be.	Woman putting on skin care
7	That's why we acquire and accelerate the growth of companies we believe have the potential to earn a spot on a consumer's shelf.	Selection Criteria: - Strong team - Strong product - $2M-$50M in revenue.
8	Our goal is to help these brands overcome the traditional barriers to growth and deliver consistent income to investors.	https://stock.adobe.com/video/a-seedling-growing-from-the-dirt-time-lapse-video-microgreens-healthy-food-with-vitamins/259112515?prev_url=detail
9	And unlike other holding companies, we are not in the business of breaking up brands for short-term profits.	https://stock.adobe.com/video/drone-aerial-view-of-fog-drifting-over-dense-sustainable-forest-illustrating-naturers-crucial-carbon-storage-function-and-its-resilience-to-extreme-weather-challenges/1498916258?prev_url=detail

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10	Rather, in exchange for 80-90% ownership in companies,	We acquire 80-90% of ownership in exchange for a mix of FB equity and cash
11	we provide founders the platform and support needed to achieve their goals along with equity in fundamental brands and cash.	Equity + Cash
12	Founders get access to services that tend to hold up growing businesses: administrative backend, strategy, and manufacturing. We want our founders to focus on making great products, not on managing payroll. Our foundation is designed to help companies get real ecommerce presence and boost retail distribution, growing them into the industry players we believe they can be.	We provide: - Capital - Strategy - Sales, Marketing, & Distribution - Manufacturing - AI assisted strategies - R&D - backbone (including HR and payroll)
13	This is a model designed to preserve what makes each brand exceptional—and help it reach its full potential.	Amala has 17 SKUs and 17 more on the way in 2026
14	For the investor, we are aiming to deliver a capped 20% Annualized preferred return as monthly distributions plus growth. Not only that, but we are committed to an 8% minimum annualized return.	Compliance-friendly text
15	This return comes from sharing our top-line revenue rather than investors waiting for profits. We believe this increases the likelihood of reaching our 20% goal.	Revenue->investor returns* *Performance is not guaranteed. This is for illustrative purposes only.
16	Your investment brings you immediate monthly income, and if all goes according to plan, you will participate in shared growth powered by a growing portfolio of companies we believe can become fundamental.	Your investment: -Immediate income -8-20% annualized return delivered monthly -Potential share growth

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17		Invest today at [URL] where you will find links to our securities filings.